UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: July 2018

Commission File Number: 333-219678

MICRO FOCUS INTERNATIONAL PLC
(Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of
Form 10-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐

CONTENTS1

Exhibit No.	Exhibit Description
99.1	Interim results for the six months ended 30 Apr 18, dated 11 July 2018

11 July 2018
Micro Focus International plc
Interim results for the six months ended 30 April 2018

Micro Focus International plc ("the Company" or “the Group”, LSE: MCRO.L, NYSE: MFGP), the international software product group, announces unaudited interim results for the six months ended 30 April 2018, being the second interims for the 18-month reporting period to 31 October 2018.

Key highlights:

●
Pro-forma constant currency* (“CCY”) revenue decline of 8.0% for six-months ended 30 April 2018.
●
Further improvement in pro-forma Adjusted EBITDA margin from 31.8% to 36.0%, up 4.2 percentage points on the comparable period, expected to increase to approximately 37% for the full year at the midpoint of our revenue guidance.
●
Slowing of revenue decline as we reiterate full year constant currency revenue guidance of minus 6% to minus 9% for the 12 months ended 31 October 2018 compared to the pro-forma 12 months ending 31 October 2017.
●
Strong free cash flow* of $213.4m despite elevated trade receivables as a result of IT systems issues.
●
Twice covered dividend policy remains unchanged and 58.33c second interim dividend of the 18-month accounting period declared.
●
Cost management programs progressing well with the Group targeting further $300m of annualized cost savings by end of FY20.
●
Progress on integration with IT systems stabilizing, business being simplified, sales organization re-aligned and refocused.
●
Additional resources required to stabilize then remediate the FAST platform, driving increase in exceptional costs, now expected to be $960m vs $750m previously flagged.
●
The Cash Tax Rate* for the 12 months ended 30 April 2018 was 15.0% in line with the Group’s existing guidance for FY18 and FY19 of 15.0%.
●
70% of revenues are recurring, reflecting deep and business critical customer relationships.

The table below shows key results for the Group for the six months ended 30 April 2018 together with reported comparatives unless otherwise stated:
Results at a glance	Six months ended 30 April 2018 (unaudited)	Six months ended 30 April 2017 (unaudited)	Growth /(Decline) %
Revenue (Pro-forma CCY* comparatives)
- Licence	$396.4m	$486.0m	(18.4%)
- Maintenance	$1,109.2m	$1,149.5m	(3.5%)
- Subscription	$181.0m	$155.5m	16.4%
- Consulting	$152.2m	$209.3m	(27.3%)
- SaaS	$162.6m	$149.4m	8.8%
Total Revenue before haircut	$2,001.4m	$2,149.7m	(6.9%)
Deferred revenue haircut	$(27.2)m	$(3.7)m	635.1%
CCY Revenue	$1,974.2m	$2,146.0m	(8.0%)

Revenue (Pro-forma* comparatives)	$1,974.2m	$2,097.1m	(5.9%)
Adjusted EBITDA* (Pro-forma* comparatives)	$710.5m	$667.8m	6.4%
Adjusted EBITDA* margin (Pro-forma* comparatives)	36.0%	31.8%	+ 4.2 ppt

Earnings per share (“EPS”)
- Adjusted EPS*	90.01c	89.32c	0.8%
- Adjusted Diluted EPS*	86.62c	86.21c	0.5%

Net Debt*	$4,337.4m	$1,410.6m	207.5%
Net Debt / Adjusted EBITDA ratio*	3.0	2.1

Dividend per share	58.33c	58.33c	-

Statutory Measures
Revenue	$1,974.2m	$696.0m	183.6%
Operating profit	$65.0m	$130.2m	(50.1%)
(Loss)/Profit before tax	$(68.5)m	$83.1m	(182.4%)
Profit for the period	$619.7m	$67.2m	822.2%
Earnings per share (“EPS”):
- Basic EPS	142.26c	29.32c	385.2%
- Diluted EPS	136.90c	28.30c	383.7%

* The definition and reconciliations of Adjusted EBITDA, Adjusted EPS, Adjusted Diluted EPS, Net Debt, Free Cash Flow, Cash Tax Rate, Constant Currency (“CCY”) and Pro-forma are in the “Non IFRS measures” section of this Interim Statement.

Kevin Loosemore, Executive Chairman, commented:
“I am pleased to report that since March there has been an improved momentum in the HPE Software integration process and a slowdown in the rate of revenue decline. This has led to revenues for the period being at the better end of management guidance. The Micro Focus strategy and proven operating model has seen us successfully acquire and integrate a number of transactions over recent years. Management is now applying the Micro Focus operating model across the enlarged Group fully and robustly after an initial period where the application had been inconsistent.

On 2 July 2018, we announced a proposal to sell SUSE for a total cash consideration of $2.535 billion. The proposed sale, at a multiple of approximately 7.9x revenue and 26.7x Adjusted Operating Profit for the 12 months to 31 October 2017, reflects an excellent return on the investments we have made to support and grow this business since it was acquired in 2014. In EQT, we believe that SUSE will have a new owner committed to the significant further investment to enable the business to capitalize on the significant opportunities presented by changes underway in the Enterprise Linux market. The disposal should generate approximately $2.1bn in cash, the substantial majority of which will be available to deliver as returns to our shareholders. As a result of the SUSE transaction, Nils Brauckmann will step down from the Board so that he can focus 100% on SUSE until completion. I would like to thank Nils for his outstanding contribution to Micro Focus.

Following the sale of SUSE, the Micro Focus business will continue to focus on the opportunity presented by the consolidation of the mature infrastructure software market. The integration of HPE Software, following on from the Attachmate Group transaction in 2014 and Serena in 2016 means that we have a business generating in excess of $1bn a year in operating cash flow. This in turn underpins the ability of the business to achieve its target of 15-20% Total Shareholder Returns (“TSR”). In addition, by maintaining an appropriate debt profile, we will have the capability to fund either further significant Returns of Value to Shareholders or fund additional accretive acquisitions.

Due to initial challenges in the integration of the HPE Software assets, we believe that we are running approximately one year behind our original plan and as communicated in March, we expect that on exiting the current financial year revenues will be substantially lower than anticipated at the time of the transaction. By the year ending 31 October 2020, we expect the business (excluding SUSE) to have stabilized revenue declines and be delivering Adjusted EBITDA margins in the mid-40’s%. Incremental cost savings required to deliver the above can be accomplished with only a $30m increase to the $600m estimated in September 2016. The new IT systems implemented in HPE Software have now been stabilized, the cost of which and the anticipated further necessary remediation will incur an additional $180m in exceptional charges on top of the $150m estimated in September 2016.

We are reiterating our full year revenue guidance for the 12 months to 31 October 2018 of minus 6% to minus 9% at CCY, with an Adjusted EBITDA margin of approximately 37% at the midpoint of that revenue range (both inclusive of SUSE).

Our changed year-end means that we are announcing a second interim dividend today and will propose a final dividend at the full year results in January. The Adjusted Diluted EPS in the year to 30 April 2018 has increased by 6.9%. To avoid undue disruption we have decided to pay the 18-month dividend as a smaller first interim followed by a larger second interim dividend and then a broadly similar final dividend. As a result, we are pleased to announce that the second interim dividend will be 58.33c, the same as last year’s final dividend.”

Interim results presentation
The presentation of the interim results for the six months ended 30 April 2018 will be held today at 9am BST in London. A live webcast and recording of the presentation will be available at https://investors.microfocus.com/  during and after the event.

Enquiries:
Micro Focus	Tel: +44 (0) 1635 565200
Kevin Loosemore, Executive Chairman
Stephen Murdoch, Chief Executive Officer
Chris Kennedy, Chief Financial Officer
Tim Brill, IR Director
Powerscourt	Tel: +44 (0) 20 7250 1446
Elly Williamson	Celine MacDougall

About Micro Focus
Micro Focus (LSE: MCRO.L, NYSE: MFGP) is a global enterprise software Company supporting the technology needs and challenges of the Global 2000. Our solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. We have two product portfolios: Micro Focus Product Portfolio and SUSE Product Portfolio.  Within the Micro Focus Product Portfolio are the following products: Application Modernization & Connectivity, Application Delivery Management, IT Operations Management, Security, Information Management & Governance and Vertica. For more information, visit: www.microfocus.com. SUSE, a pioneer in Open Source software, provides reliable, interoperable Linux, Software Defined Infrastructure and Application Delivery platforms that give customers greater control and flexibility while reducing cost. For more information, visit: www.suse.com.

Forward-looking statements
Certain statements in this interim report are forward-looking. Although the Group believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to be correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. The Group undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

Chief Executive Officer’s Statement

Introduction
The Micro Focus strategy and proven operating model continue to position this organization as a financially strong and successful leader in the infrastructure software sector. We have believed for some time that there are significant segments of the infrastructure software market that have matured. The response to this is consolidation and to be successful in this stage of a market, a clear strategy underpinned by both operational effectiveness and scale are critical.

Key to our strategy is the delivery of what we call “customer centered innovation”. In essence, we focus on innovation that delivers tangible business impact for customers. This can mean any or all of enabling new business models or use cases, protecting existing investments and extending productive use; and reducing operational cost and risks.

Over decades, our customers have built ever more sophisticated I.T. environments as they seek to balance the need to innovate with the realities of reducing operational budgets and heightened operational threats. This resulting operating model is increasingly being called Hybrid I.T. and is underpinned by new ways of working such as DevOps and a heightened focus on security and analytics. In essence, to be successful, customers are connecting mainframes with client server systems, with mobile applications and a mixture of on-premise and off-premise workloads and associated delivery models. All of which has to be done real-time, securely and in a way that enables a balance of innovation and reducing run costs.

Micro Focus is ideally positioned to solve customer needs within this Hybrid IT environment through our solutions and products which span mainframe to traditional IT to mobile and the public cloud. We describe this as “bridging the old and the new”, with products that help increase returns from investments already made enabling customers to innovate faster at lower risk and cost. This is the focus of our business model and customer centered innovation strategy.

The Group now has global scale, operating in 50 countries, serving more than 40,000 customers and employing approximately 15,000 employees.

Across the Group, our portfolios have revenue profiles ranging from double-digit growth to decline. Our business model is focused on ensuring the right decisions are taken at a granular level to enable the allocation of appropriate levels of investment on a product-by-product basis, to innovate, market, sell and support the product to best deliver value to customers. Execution of our model enables revenue declines to be moderated and product portfolios repositioned to achieve growth where possible by aligning appropriate R&D and Go-To-Market investment to help deliver high levels of profitability and strong cash generation in a balanced portfolio approach.

The application of the model has been inconsistent across the enlarged Group following completion of the HPE Software transaction. The model is now being applied fully and robustly. This is an iterative process that, over time, results in the delivery of product strategies and roadmaps that are based on direct customer and market feedback and focused on delivering innovation that is impactful for customers.

Performance in the Period
The Group reported revenues of $1,974.2m (2017: $696.0m) and Operating Profit of $65.0m (2017: $130.2m). On a statutory reported basis, this is a revenue increase of 183.6% and on a pro-forma constant currency (“CCY”) basis, this decline was 8.0% (2017: pro-forma CCY $2,146.0m).

The Group operates with two portfolios: the Micro Focus Product Portfolio (“MFPP”) and the SUSE portfolio.

Adjusted EBITDA for the Group was $710.5m (2017: $320.5m) with the MFPP contributing $654.5m (2017: $275.0m) and SUSE delivering $56.0m (2017: $45.6m). On a pro-forma CCY basis the Group delivered a 6.4% growth in Adjusted EBITDA to $710.5m (2017: CCY $667.8m), reflecting good progress in the cost management actions related to the integration program. This performance translates to a 36.0% Adjusted EBITDA margin.

Micro Focus Product Portfolio Performance
The MFPP, which includes what was previously HPE Software as well as what was the existing MFPP prior to the transaction completion, represents 90.7% of total Group revenue in the six-month period to 30 April 2018 (2017: 77.6%). On a statutory reported basis, this portfolio reported revenues of $1,791.3m (2017: $540.0m) and Adjusted EBITDA of $654.5m (2017: $275.0m). This was a revenue increase of 231.7% and on a pro-forma CCY basis, a decline of 10.0% (2017: pro-forma CCY $1,989.4m).

SUSE Product Portfolio Performance
The SUSE Product Portfolio represented 9.3% of the total Group revenue in the six months ended 30 April 2018 (2017: 22.4%), and grew reported revenues by 17.2% to $182.9m (2017: $156.0m), 16.8% on a CCY basis (2017: CCY $156.6m) in line with the Infrastructure Linux market growth rates. Adjusted EBITDA for SUSE was $56.0m (2017: $45.6m).

Investments in the SUSE Product Portfolio have continued to support the management team’s objective of “sustainable and profitable revenue growth”. During the six months to 30 April 2018, the business achieved an improved revenue growth rate compared to the prior six months. Leadership changes in North America are delivering signs of stabilization and positive momentum with growth rates improving from 8.7% in the prior period to 11.8% in the current period. Growth of 19.1% was achieved in Asia Pacific & Japan, and 19.3% in EMEA, SUSE’s largest region.

On 2 July 2018, we announced definitive terms for the sale of SUSE for a total cash consideration of $2.535 billion. We believe the transaction represents a highly attractive enterprise valuation for SUSE. The proposed sale, at a multiple of approximately 7.9x revenue and 26.7x Adjusted Operating Profit for the 12 months to 31 October 2017, reflects an excellent return on the investments we have made to support and grow this business since it was acquired in 2014. In addition to a great value return for shareholders, we see EQT as a strong long term investor for SUSE. The transaction allows Micro Focus to continue to focus upon its longstanding and consistent strategy of delivering value to customers and shareholders through effective management of infrastructure software assets in an increasingly consolidating sector. The net proceeds will be used in part to pay a tax charge arising from the transaction and to repay a proportion of the existing Micro Focus Group debt. The remainder of the net proceeds, which will represent the majority of the consideration, will be used for general corporate purposes and/or returned to shareholders through whatever mechanism the Board may in its discretion determine at the relevant time. Completion of the transaction is currently expected in the first quarter of the calendar year 2019.

Integration Update
Micro Focus has successfully completed and integrated 17 acquisitions in the past decade. We have delivered consistent and strong shareholder returns over the period due to our ability to learn from every transaction and integration to further refine and improve our model. We have integrated transformational acquisitions during this time, such as the November 2014 Attachmate Group transaction, which was, similar to the HPE Software transaction, the acquisition of assets equivalent to more than twice the size of the then existing Micro Focus business.

The HPE Software integration has involved additional complexities, largely because this was a carve-out transaction, as opposed to the acquisition of a business that had been operating independently. The HPE Software business was a small division that did not move HPE’s overall performance and was guided by the parent company’s strategy and financial goals and as a result often invested in projects to support the hardware centric HPE business at a Group level.

Clarity of purpose, alignment of objectives and the systematic application of the Micro Focus business model are key components in achieving an effective corporate culture across the organisation. Rigorous application of these goals creates a team that is accustomed to a performance based culture grounded on our ability to make, sell and support great software. There have been significant integration issues in combining cultures as our people adapt to this more dynamic environment where execution is expected to be faster, operations simpler and people more accountable. This has been compounded by the complexities of standing up a completely new set of I.T. systems, implementing a new Go-To-Market organization and changing the fiscal year end.

The systems complexities were significant and a recap of context is relevant. Micro Focus had embarked upon a programme to refresh and standardise systems as the final phase of the Attachmate Group integration. However, once it became apparent that the HPE Software transaction was executable we decided to cancel the existing Micro Focus project and utilize the platform (FAST) being built by HPE to facilitate the carve out of HPE Software as the single platform for the enlarged Group.

The system has been live from mid-November 2017 for the heritage HPE Software business but there have been material and ongoing issues, first signalled at our 8 January 2018 interim results and expanded on in our March trading update.

Progress has been made with the system now stable and able to support the business. All core business processes can now be executed end-to-end with many now at target operating levels. Accomplishing this still requires many manual workarounds and as such operational effectiveness and agility are compromised. The backlog of customer and partner invoicing and subsequent cash collection created by these issues is being worked through and the key metrics are improving month by month in these areas. However, we continue to have elevated DSOs and there is a systematic program of issue resolution and simplification being executed to continue to improve the situation.

In parallel to fixing the operational issues a strategic review of the FAST program has been commissioned to identify and determine the changes necessary to simplify the architecture and improve operational agility. The planned move to a single systems stack for the enlarged Group is therefore on hold until this work is complete. The intent remains to move to a single set of systems to help drive operational efficiencies. In the meantime, the focus remains on simplification of the existing environment and building the right business intelligence infrastructure to support effective business operations across two sets of systems.

The systems issues, compounded in sales by insufficient focus on effective enablement of the teams, created an environment where attrition is at elevated levels. To begin to correct this, organisational changes have been made to align marketing and product much more tightly and investments made to build a consistent approach to enablement globally, underpinned by simplified processes, clear accountability and dedicated resources. The hiring engine is now functioning effectively. The combination of these initiatives should result in a normalisation of attrition rates but this will take time.

Returning to a dynamic and accountable culture is key and we are resetting the tone and increasing the pace of execution. In support of this, key actions include: the collapse of unnecessary organisational structures at the worldwide level with accountability driven closer to the customer, a reduction in management with more than 135 senior management and management roles being eliminated by year-end and the implementation of simplified management systems to reduce the number of meetings and unnecessary debate. An overriding objective is to focus more on decision-making and accountability as well as a rigorous approach to ongoing simplification and continuous improvement of processes and structure.

Looking at the integration status more broadly there has been a great deal of progress and it is worth reflecting that less than a year ago we fundamentally changed the organisation top to bottom following the completion of the HPE Software transaction – creating completely new product groups, a new Go-To-Market organization and corporate functions in support of a combined carved-out HPE Software business and an established Micro Focus business.

In addition to this organizational work, key achievements include:
●
Major project to build stand-alone infrastructure and remove reliance on HPE shared infrastructure on track;
●
Cost reduction (ahead of plan);
●
Real estate rationalization (41 closures have already been completed); and
●
81% of transition services agreements exited with remainder on track such that residual dependence on HPE is removed.

As a United Kingdom domiciled company, Micro Focus is subject to additional controls when selling to the United States Federal Government. Following a detailed review of how best to comply with our obligations and support our important Federal customers, we have entered into a partnership with Carahsoft Technology Corp. to be the exclusive distributor to sell, fulfill, support and deliver our products for our classified and controlled U.S. Federal Government customers. The existing Micro Focus Government Solutions continues to serve all other U.S. government business, including State, Local, and Higher Education. This development is fully aligned with our commitment to optimize our operational model to best serve our customers and maximize our returns to shareholders.

Following any acquisition, and in line with our commitment to delivering long-term value to customers and shareholders, we conduct evaluations of the value of owned assets, appropriateness of revenue lines and assessments of product portfolio alignment. As part of this process the Group entered into an agreement to sell the Micro Focus Atalla product lines for an undisclosed amount that is not financially material.

The leadership team is committed to an effective application of the proven Micro Focus operating model across the enlarged Group. Since the 19 March 2018 trading update, the pace and rigour of that work has improved, and early signs of improving revenue trends are encouraging. The focus of the integration plan is on relevant business outcomes and simplification of business operations to improve speed and accountability of decision making and drive a heightened sense of urgency across all aspects of execution.

There remains a great deal to be done but the Micro Focus operating model has proven to be effective. This requires robust, consistent and sustained application. That is now the focus of the leadership team.

Delivering value to shareholders
The Board and the management team have continued confidence in the Micro Focus operating model and the Company’s ability to deliver strong shareholder returns.

The infrastructure software market continues to consolidate and Micro Focus is building the scale and operational efficiency to be a leader in this consolidation. We believe our operating model and focused strategy of customer centered innovation that protects and modernizes customer investments in business critical technology position us very well to support customers for the long-term and through this deliver strong, consistent and sustainable returns to shareholders over the long-term.

The board continues to target a modest level of gearing for a company with the cash generating qualities of Micro Focus, with a target net debt to Adjusted EBITDA multiple of 2.7 times. We are confident that this level of debt will not reduce our ability to deliver our strategy, invest in products and/or make appropriate acquisitions. As the integration of the businesses continues the board will keep the appropriate level of debt under review. Micro Focus has a strong balance sheet and our lenders are supportive of our strategy and business model.

At 30 April 2018, we had reported net debt of $4,337.4m representing a net debt to pro-forma Adjusted EBITDA ($1,443.8m) of 3.0 times.

Dividend
With the extension of the year-end to 31 October, the company is paying two interim dividends and a final dividend for the 18-month period ended 31 October 2018. To avoid undue disruption we have decided to pay the 18-month dividend as a smaller first interim followed by a larger second interim dividend and then a broadly similar final dividend. As a result, we are pleased to announce that the second interim dividend will be 58.33c, the same as last year’s final dividend.

The dividend will be paid in Sterling equivalent to 43.86 pence per share, based on an exchange rate of £1 = $1.33, the rate applicable on 10 July 2018, the date on which the board resolved to pay the dividend. The dividend will be paid on 24 August 2018 to shareholders on the register as at 3 August 2018.

Group Outlook
Micro Focus has delivered strong and consistent shareholder returns for the last seven years. The breadth and longevity of our customer relationships, a highly committed and talented team, a proven operating model and our approach to capital allocation form the foundations of our confidence in continuing to do so into the future. We have strong belief in our ability to address the current issues, which we believe are transitionary operational challenges.

We reiterate our constant currency revenue guidance for the 12 months to 31 October 2018 of minus 6% to minus 9% compared to the pro-forma 12 months ending 31 October 2017 and an Adjusted EBITDA margin of approximately 37% at the midpoint of that revenue range. As previously stated in the pre-close statement on 16 May 2018, net debt is expected to improve to approximately $4.2bn by 31 October 2018, in line with market consensus.

Our focus continues to be delivering annual returns to investors in the range of 15% to 20% per annum. We believe we have a strong operational and financial model that can continue to scale and provide excellent returns to our shareholders. We have significant flexibility across the Group to consider a range of merger and acquisition alternatives relating to the large portfolio of software assets within the infrastructure software sector.

We would like to thank our employees for their continued professionalism and hard work to do their jobs within an environment that has been, at times, very challenging and changing. Their dedication and commitment to Micro Focus is a core component in our confidence to deliver against our objectives.

Stephen Murdoch
Chief Executive Officer
10 July 2018

Financial Review

The following discussion provides an analysis of our results of operations and should be read in conjunction with our unaudited consolidated interim financial statements included elsewhere in this report.

We include certain non-IFRS financial measures which assist management in comparing our performance on a consistent basis for purposes of business decision-making by removing the impact of certain items that management believes do not directly reflect our underlying operations. Included in the following discussion is Adjusted EBITDA which is a non-IFRS financial measure. For additional information on Adjusted EBITDA see the “Non-IFRS Measures” section of this report.

The Group operates two product portfolios (i) Micro Focus and (ii) SUSE. These are the operating segments and the cash generating units for the Group.

The Micro Focus Product Portfolio contains our mature infrastructure software products that are managed on a portfolio basis akin to a “fund of funds” investment portfolio. This portfolio is being run to optimize Adjusted EBITDA and cash flow through targeted innovation and driving an efficient and consistent end-to-end process. From 1 November 2017, the HPE Software operations have been fully integrated into the Micro Focus Product Portfolio and the two heritage businesses are run as one single operating unit with a combined Go-to-Market (“GTM”) function.

SUSE’s characteristics are different due to the Open Source nature and the growth profile of its offerings.

GROUP FINANCIAL PERFORMANCE

Group financial performance in line with expectations:

●
Revenue increased by 183.6% in the six months ended 30 April 2018;
●
Pro forma CCY revenue decline of 8.0% in the six months ended 30 April 2018, including a $40m deal which closed earlier than expected in April 2018;
●
Loss before tax of $68.5m (2017: profit $83.2m) driven by inclusion of exceptional costs and amortization of purchased intangibles relating to the HPE Software transaction;
●
Strong free cash flow generation of $213.4m (2017: 298.2m) despite working capital impact of system implementation issues;
●
Strong balance sheet with net debt to pro-forma Adjusted EBITDA ratio reduced to 3.0x; and
●
Confidence in sustainable Adjusted EBITDA growth to support second interim dividend of 58.33 cents.

	Six months ended 30 April 2018 (unaudited)	Six months ended 30 April 2017 (unaudited)
	As reported	As reported	Change
	$m	$m	%
Revenue	1,974.2	696.0	183.6%
Operating profit	65.0	130.2	(50.1%)
Share of results of associates	(0.7)	(0.1)	600.0%
Net finance costs	(132.8)	(46.9)	183.2%
(Loss)/Profit before tax	(68.5)	83.2	(182.3%)
Taxation	688.2	(16.0)	4,401.3%
Profit for the period	619.7	67.2	822.2%

Key performance indicators:	As reported	Pro-forma	Change
	$m	$m	%
CCY Revenue	1,974.2	2,146.0	(8.0%)

Revenue	1,974.2	2,097.1	(5.9%)
Adjusted EBITDA	710.5	667.8	6.4%
Adjusted EBITDA margin %*	36.0%	31.8%	4.2 ppt

*Pro forma Adjusted EBITDA margin for the six months ended 30 April 2017 reflects the Pro Forma Revenue divided by Pro forma Adjusted EBITDA (at actual rates).

The Group acquired HPE Software on 1 September 2017 and as a result the Group’s reported results for the six months ended 30 April 2018 include six months post acquisition results for HPE Software, while the Group’s reported results for the six months ended 30 April 2017, do not contain any results for HPE Software. As a result, on a reported basis, the Group’s revenue and cost base has increased substantially between the periods.

Revenue
On a reported basis, revenue increased from $696.0m to $1,974.2m in the six months ended 30 April 2018. The impact of the HPE Software acquisition is such that in order to understand the underlying trends within the business a pro-forma constant currency (“CCY”) revenue metric is also presented above. On a pro-forma CCY basis, revenue declined by 8.0% year-on-year as a number of transitory issues directly impacted the Group’s sales execution in the Micro Focus Product Portfolio.

Revenue trends by segment, stream and product group are discussed on a pro-forma CCY basis later in this section.

Operating profit and Adjusted EBITDA
The Operating profit for the six months ended 30 April 2018 was $65.0m, compared to $130.2m in the six months ended 30 April 2017 primarily reflecting the inclusion of exceptional items and amortization of purchased intangible assets relating to the HPE Software transaction. The Operating profit includes the impact of certain items that management believes do not directly reflect our underlying performance. These include exceptional items, share based compensation and amortization of purchased intangibles.

A reconciliation between Operating profit and Adjusted EBITDA is shown below:

	Six months ended 30 April 2018 As reported (unaudited)	Six months ended 30 April 2017 As reported (unaudited)	Change
	$m	$m	%
Operating profit	65.0	130.2	(50.1%)
Exceptional items (reported in Operating profit)	195.4	56.2	247.7%
Share-based compensation charge	28.2	19.0	48.4%
Amortization of purchased intangible assets	352.7	106.5	231.2%
Depreciation of property, plant and equipment	36.0	6.0	500.0%
Amortization of purchased software intangibles	11.1	0.6	1,750.0%
Foreign exchange loss	22.5	4.4	411.4%
Net capitalization of product development costs	(0.4)	(2.4)	(83.3%)
Adjusted EBITDA	710.5	320.5	121.7%

Adjusted EBITDA has increased from $320.5m in the six months ended 30 April 2017 to $710.5m in the six months ended 30 April 2018 as the scale of the business increased substantially following the completion of the HPE Software acquisition.

Exceptional costs
	Six months ended 30 April 2018 As reported (unaudited)	Six months ended 30 April 2017 As reported (unaudited)
	$m	$m
System and IT infrastructure costs	44.8	-
Integration costs incurred as a result of HPE Software acquisition	75.1	-
Severance as a result of the HPE Software acquisition	60.8	-
Property costs as a result of the HPE Software acquisition	8.1	-
MF/HPE Software integration related costs	188.8	-
HPE Software acquisition / pre-acquisition costs	2.9	38.3
Integration in respect of previous acquisitions	3.7	14.3
Other acquisition costs	-	1.1
Property costs relating to previous acquisitions	-	3.0
Severance costs relating to previous acquisitions	-	(0.5)
Total exceptional costs (reported in Operating profit)	195.4	56.2

In the six months ended 30 April 2018, exceptional costs increased from $56.2m to $195.4m as the integration of HPE Software into the Micro Focus Product Portfolio continued during this period. The costs incurred in the period include:

●
System and IT infrastructure costs of $44.8m principally reflect the cost of stabilizing the FAST platform ;
●
Integration costs of $75.1m across a wide range of projects undertaken to conform, simplify and increase efficiency across the two businesses;
●
Severance costs of $60.8m in relation to ongoing headcount reductions as we integrate HPE Software; and
●
Property costs of $8.1m as the Group began the process of simplifying the real estate footprint exiting 29 offices in the six months to April 2018.
On the announcement of the deal, we anticipated total exceptional costs related to the MF/HPE Software integration of $750m. $600m relating to cost reduction and $150m relating to the implementation of the new FAST IT platform and the integration of the IT infrastructure of the two companies.

We now anticipate a cost reduction $200m more than anticipated but the one-off cost associated with this increase is expected to be only $30m.

Due to additional resources required to stabilize and remediate the FAST platform we now anticipate the exceptional costs relating to FAST and IT infrastructure integration. Our high-level estimate is this will increase by $180m to $270m. The costs of the infrastructure harmonization project remain on target.

As a result, we now anticipate that total exceptional costs in relation to the HPE Software acquisition and integration will be in the region of $960m.

An exceptional tax credit of $690.2m (2017: $nil) in the six months ended 30 April 2018 relates to the impact of US tax reforms, comprised of a credit of $934.0m in respect of the re-measurement of deferred tax liabilities and a transition tax charge of $243.8m payable over eight years.

Further information on exceptional costs can be found in note 7 to the interim financial statements.

Net finance costs
Net finance costs were $132.7m in the six months ended 30 April 2018, compared to $46.9m in the comparable period last financial year. The increase is reflective of the associated interest on the new term loans put in place as part of the HPE Software transaction.

Taxation
Tax for the six months ended 30 April 2018 was a credit of $688.2m (2017: charge of $16.0m) primarily due to the one-off impact of US tax reforms. The tax charge on Adjusted Profit before tax for the six months ended 30 April 2018 was $115.8m (2017: $59.9m), which represents an effective tax rate (“ETR”) on Adjusted Profit before Tax (“Adjusted ETR”) of 22.8% (2017: 22.6%). Tax adjustments include a tax charge on Adjusting items totaling $113.8m and a one-off tax credit due to US tax reforms of $690.2m comprised of a credit of $934.0m in respect of the re-measurement of deferred tax liabilities and a transition tax charge of $243.8m payable over eight years. The Group’s forecast Adjusted ETR in the medium-term remains at 25%.

The Group’s cash tax payments in the six months ended 30 April 2018 were $71.0m (2017: $6.5m). The ‘Cash Tax Rate’ (being cash tax paid as a percentage of Adjusted EBITDA less exceptional items, capital expenditure and net finance cost) for the six months ended 30 April 2018 was 23.3% (2017: 3.3%). This is higher than the rate in previous six months ($20.5m paid at a 6.6% Cash Tax Rate) due to the timing of tax installment payments. The Cash Tax Rate for the 12 months ended 30 April 2018 was 15.0% (2017: 6.1%) in line with the Group’s existing guidance for FY18 and FY19 of 15.0%.

The Cash Tax Rate is expected to be lower than the Adjusted ETR in FY18 and FY19 due to the utilization of US tax attributes in the former HPE Software Group and to be broadly aligned with the Adjusted ETR from FY20 onwards. The Cash Tax Rate, when compared to the Adjusted ETR, is likely to fluctuate period-on-period due to various factors including the timing of installment payments, the rate of deferred tax asset utilization and the timing of settlement of open issues with tax authorities. For additional information on both Adjusted Tax and Cash Tax Rate figures see the “Non-IFRS Measures” section.

Currency impact
During the six months to 30 April 2018, 59.8% of our revenues were contracted in US dollars, 20.5% in Euros, 5.0% in Sterling, 3.3% in CAD dollars and 11.4% in other currencies. In comparison, 46.8% of our costs are US dollar denominated, 16.2% in Euros, 9.8% in Sterling, 1.8% in CAD dollars and 25.0% in other currencies.

The weighting of revenue and costs means that if the US$: Euro or US$: CAD exchange rates move during the period, the revenue impact is greater than the costs impact, whilst if US$: Sterling rates move during the period the cost impact exceeds the revenue impact. Consequently, actual US$ Adjusted EBITDA can be impacted by significant movements in in US$ to Euro, CAD & Sterling exchange rates.

The currency movement for the US dollar against Euro, Sterling and CAD was a weakening of 13.8%, 10.3% and 5.0% respectively when looking at the average exchange rates in the six months to 30 April 2018 compared to those in the six months to 30 April 2017.

In order to provide CCY comparatives, we have restated the revenue of the Group for the six months ended 30 April 2017 at the same average exchange rates as those used in the reported results for the six months ended 30 April 2018.

Earnings per share
The earnings per share (“EPS”) on a basic, diluted and adjusted basis are as follows:

	Six months ended 30 April 2018	Six months ended 30 April 2017	Growth
	cents	cents	%
Basic EPS	142.26	29.32	385.2%
Diluted EPS	136.90	28.30	383.7%

Basic Adjusted EPS	90.01	89.32	0.8%
Diluted Adjusted EPS	86.62	86.21	0.5%

Full details are set out in the “Non-IFRS measures” section of these interim financial statements.

      MICRO FOCUS PRODUCT PORTFOLIO

      Micro Focus product portfolio – focus on integration, efficiency and cost reduction:

●
Pro-forma CCY revenue decline of 8.7% before the impact of deferred revenue haircut, which increases the decline to 10.0%;
●
Currency impact improved pro-forma revenue performance by 2.3%;
●
Strong focus on cost reduction achieved pro-forma cost reductions of 13.8% within the product portfolio; and
●
Adjusted EBITDA margin of 36.5% for the six months ended 30 April 2018, representing a 4.4ppt increase on a pro-forma basis.

	Six months ended 30 April 2018	Six months ended 30 April 2017
	As reported	Pro-forma	Change
	$m	$m	%
Pro-forma CCY Revenue:
Licence	396.4	486.0	(18.4%)
Maintenance	1,109.2	1,149.5	(3.5%)
SaaS	162.6	149.4	8.8%
Consulting	149.9	206.9	(27.5%)
CCY Revenue before haircut	1,818.1	1,991.8	(8.7%)
Deferred revenue haircut	(26.8)	(2.4)	1,016.7%
CCY Revenue	1,791.3	1,989.4	(10.0%)
Foreign exchange CCY impact	-	(48.1)	-
Revenue (at actual FX rates)	1,791.3	1,941.3	(7.7%)

Adjusted EBITDA (at actual FX rates)	654.5	622.2	5.2%

Adjusted EBITDA margin %	36.5%	32.1%	4.4 ppt

REVENUE
Revenue before deferred revenue haircut for the six months ended 30 April 2018 was as follows:

	Six months ended 30 April 2018					Pro-forma CCY change to prior period
	Licence	Maintenance	SaaS	Consulting	Total	Licence	Maintenance	SaaS	Consulting
	$m	$m	$m	$m	$m	%	%	%	%
Product portfolio:
Application Modernization & Connectivity	73.2	167.9	-	5.8	246.9	(30.5%)	1.5%	-	-
Application Delivery Management (”ADM”)	65.8	258.4	49.5	17.9	391.6	(5.5%)	(7.5%)	23.4%	(48.4%)
IT Operations Management (“ITOM”)	132.5	Retirement benefit obligations (continued) 362.2	7.1	80.8	582.6	(10.2%)	(2.5%)	(22.0%)	(28.8%)
Security	93.3	220.1	16.8	32.2	362.4	(20.9%)	(2.8%)	33.3%	(6.1%)
Information Management & Governance (“IM&G”)	11.8	78.2	88.9	8.2	187.1	(41.3%)	(8.4%)	1.7%	(26.1%)
Vertica	19.8	22.4	0.3	5.0	47.5	(22.4%)	5.2%	50.0%	(33.3%)
Revenue before haircut	396.4	1,109.2	162.6	149.9	1,818.1	(18.4%)	(3.5%)	8.8%	(27.5%)

Regional:
Americas	169.2	623.9	121.4	62.7	977.2	(29.4%)	(4.7%)	8.0%	(28.3%)
EMEA	170.7	374.1	30.3	68.5	643.6	(6.9%)	(1.8%)	2.7%	(23.9%)
Asia Pacific & Japan	56.5	111.2	10.9	18.7	197.3	(10.6%)	(2.3%)	45.3%	(36.6%)
	396.4	1,109.2	162.6	149.9	1,818.1

Revenue performance in the six months ended 30 April 2018 has been impacted by a number of factors, which management believes to be largely one-off transitional effects of the combination with HPE software, rather than underlying issues with the end market or the product portfolios. These factors include:

●
Issues relating to our new IT system implementation, which has impacted the efficiency of our sales teams, our ability to transact with partners and our cash collection;
●
Higher attrition of sales personnel due to both integration and system related issues;
●
Disruption of ex Hewlett Packard Enterprise global customer accounts as a result of the demerger of Hewlett Packard Enterprise;
●
Continued sales execution issues particularly in North America; and
●
Managed reduction in professional services revenue to focus on supporting the sale and maintenance of our software portfolio.

Since identifying these issues, substantial investment has been made into stabilizing the new IT platform and whilst further work is required in order for the platform to work as needed, actions have been taken to minimise the impact on the sales organization. Sales force attrition continues to be a focus of the management team and a number of initiatives have been put in place to address the root causes.

Since identifying the issues in the management of global accounts, we have put into place and are industrializing specific programs with the top 150 key global accounts and 15 key Alliance partners. This includes senior leadership sponsorship of each relationship, an Account Executive responsible for all of our business with a client and the development of appropriate account plans.

Licence Revenue
The Licence revenue declined by 18.4% in the six months ended 30 April 2018 on a pro-forma constant currency basis. Revenue declined year-on-year in all regions, most significantly in the Americas due primarily to quota carrying field sales capacity. At a Product Group level, revenue declined in all product groups. As a result of the actions taken above, the rate of decline is beginning to stabilize across the product groups as sales execution improves.

Maintenance Revenue
Maintenance revenue declined by 3.5% in the six months ended 30 April 2018 on a pro-forma constant currency basis. The Maintenance declines have been impacted marginally by the attach rate of new licence sales. Renewal rates vary at a product level but across the portfolio, we continue to see renewal rates consistent with historical rates.

SaaS Revenue
SaaS revenue increased by 8.8% in the six months ended 30 April 2018 on a pro-forma constant currency basis. The SaaS offering continues to grow in high single digits driven primarily by continued strong double-digit growth in ADM, ITOM, and Security with low single-digit growth in the largest SaaS business of IM&G.

Consulting Revenue
Consulting revenue declined by 27.5% in the six months ended 30 April 2018 on a pro-forma constant currency basis. The managed decline in consulting revenue can be attributed to the Group’s desire to focus on consulting engagements, which are directly related to the software portfolio.

ADJUSTED EBITDA
The Micro Focus product portfolio generated an Adjusted EBITDA of $654.5m, at an Adjusted EBITDA margin of 36.5%. This represents a 4.4ppt increase in pro-forma Adjusted EBITDA margin between the periods.

The ability to drive operational efficiencies within the two businesses via integration was a key thesis for the deal and remains a key strategic objective of management. Total costs within the Micro Focus Product Portfolio in the six months ended 30 April 2018 were $1,136.8m. This reflects a reduction of $182.3m on the comparable pro-forma period to 30 April 2017.

The key drivers for cost reduction between the periods include:
●
Gross Margin improvement in SaaS and Licence;
●
Concerted spend reduction efforts across central functions;
●
A more focused approach to product development including more rigorous application of the four box model;
●
Efficiencies in the sales & marketing organization as the business continues to benefit from fully integrating the sales organization from 1 November 2017;
●
Spend reduction is primarily in personnel costs, including the removing of duplicative roles across the two organizations.

We continue to see opportunities in respect of operational efficiencies and applying the Micro Focus operating model to the enlarged portfolio and remain focused on increasing the Micro Focus Product Portfolio margins to the levels achieved historically by the Group.

SUSE PRODUCT PORTFOLIO

SUSE product portfolio – focus on investing for growth:

●
CCY revenue growth of 16.8% in the six months ended 30 April 2018;
●
Currency impact increased revenue by 0.4%;
●
TCV increased by 11.2% to $212.2m at CCY over the same period;
●
ACV increased by 10.5% to $139.2m at CCY over the same period;
●
Adjusted EBITDA at $56.0m representing 22.8% growth on comparative period; and
●
Adjusted EBITDA margin increased 1.4ppts to 30.6%.

	Six months ended 30 April 2018	Six months ended 30 April 2017	Change
	$m	$m	%
CCY Revenue:
Subscription	181.0	155.5	16.4%
Consultancy	2.3	2.4	(4.2%)
CCY Revenue before haircut	183.3	157.9	16.1%
Deferred revenue haircut	(0.4)	(1.3)	(69.2%)
CCY Revenue	182.9	156.6	16.8%
Foreign exchange CCY impact	-	(0.6)	-
Revenue (at actual FX rates)	182.9	156.0	17.2%

Adjusted EBITDA (at actual FX rates)	56.0	45.6	22.8%

Adjusted EBITDA margin %	30.6%	29.2%	1.4 ppt

REVENUE
Subscription Fee Revenue within the SUSE product portfolio increased by 16.4% on a CCY basis to $181.0m in the six months ended 30 April 2018. All three regions contributed to the growth, each delivering double-digit growth.

	Six months ended 30 April 2018			CCY change to prior period
	Subscription	Consulting	Total
	As reported	As reported	As reported	Subscription	Consulting
	$m	$m	$m	%	%
Americas	74.1	0.9	75.0	12.4%	(25.0%)
EMEA	81.5	1.2	82.7	19.7%	-
Asia Pacific & Japan	25.4	0.2	25.6	18.1%	-
Revenue before haircut	181.0	2.3	183.3	16.4%	(4.2%)

Good performance in new TCV in the six months to 30 April 2018 (11.2% growth on comparative period at CCY) contributed to double digit revenue growth. Americas trails on revenue growth relative to EMEA and Asia Pacific and Japan, primarily as a result of weaker TCV performance in the six months to October 2017. Americas demonstrated a turnaround in performance in the six months to 30 April 2018, and has set the foundation for sustainable recurring improved performance on revenue.

Total Contract Value (“TCV”) and Annual Contract Value (“ACV”) Performance

	Six months ended 30 April 2018	Six months ended 30 April 2017
	As reported	CCY	Change
	$m	$m	%
Total Contract Value:
- Americas	77.7	64.8	19.9%
- EMEA	108.3	101.2	7.0%
- Asia Pacific & Japan	26.2	24.9	5.2%
	212.2	190.9	11.2%

Annual Contract Value:
- Americas	57.8	47.7	21.2%
- EMEA	60.2	58.6	2.7%
- Asia Pacific & Japan	21.2	19.7	7.6%
	139.2	126.0	10.5%

TCV represents the gross billings for the six months ended 30 April 2018 of $212.2m, an increase of 11.2% compared to the six months ended 30 April 2017 of $190.9m at CCY. The weighted average contract duration of transactions modestly increased to 29 months in the six months ended 30 April 2018 from 28 months in the six months ended 30 April 2017.

The ‘in period yield’ from TCV to revenue increased to 25% in the six-months ended 30 April 2018 from 22% in the six months ended 30 April 2017. ‘In period yield’ represents the proportion of TCV generated in the period that can be recognized as Subscription Fee Revenue (“SFR”) in the same period. A contributor to the increase in ‘in period yield’ is high growth in billings derived through Public Cloud Service providers, which is predominantly reported and accounted for in arrears of consumption and thus has a very high ‘in period yield’. Net new subscription TCV increased by 18.4% period-on-period and renewal subscriptions TCV saw a modest increase of 0.5% period-on-period.

Net new subscription contracts are derived from the sale of subscriptions to new logo customers and existing customers expanding the footprint of the existing product portfolio or subscribing to new product solutions.

Renewal subscription TCV will always be correlated to the available renewal opportunity pool and is also largely influenced by the timing of returning multi-year renewal opportunities. As we are seeing a shift of SUSE ‘on premise’ workloads to SUSE ‘off premise’ workloads, expectation is for a level of erosion in the monetary value of the available renewal opportunity pool. Another contributor to erosion in the renewal opportunity pool lies in SUSE customers consuming a proportion of required subscriptions through Independent Hardware Vendors, relative to the initial sale being direct or through a value added reseller. This is corroborated by the increase we had in ACV derived through Independent Hardware Vendors and Public Cloud Service Providers of 14.3% and 49.1% respectively in the six-months to 30 April 2018.

ACV measures the first 12-months duration equivalent of TCV. ACV grew to $139.2m, an increase of 10.5% from the six months to 30 April 2017 of $126.0m at CCY. ACV removes the impact of multi-year TCV and is a clearer KPI on the performance of the business. Where subscription term is less than 12 months, all of the subscription TCV billing is included in the ACV measure. ACV growth is broadly in line with TCV growth, with the modest difference to TCV growth a reflection of a one-month increase in weighted average contract duration.

ADJUSTED EBITDA
The characteristics of the SUSE Product Portfolio require a different approach to the Micro Focus Product Portfolio due to the growth profile of the business’ Open Source offerings. As such, SUSE operates at a lower Adjusted EBITDA margin in order to invest appropriately in delivering the strategy of sustainable and profitable revenue growth.

In the six months ended 30 April 2018, SUSE generated $56.0m of Adjusted EBITDA at a margin of 30.6%. The expectation within the SUSE portfolio is to continue the acceleration of investments into emerging technologies. As a result, SUSE is likely to operate at a reduced margin relative to current margin levels in future periods.

CASH GENERATION
The Group’s Adjusted cash conversion ratio (defined as cash generated from operations divided by Adjusted EBITDA less exceptional items) for the six months ended 30 April 2018 was 96.1% compared to 137.3% in the comparable period.

	Six months ended 30 April 2018	Six months ended 30 April 2017
	$m	$m
Cash generated from operations	494.9	362.9

Adjusted EBITDA	710.5	320.5
Less: Exceptional items	(195.4)	(56.2)
Adjusted EBITDA less exceptional items	515.1	264.3

Adjusted Cash conversion ratio	96.1%	137.3%

The cash flow for the Group for the six months ending 30 April 2018 was:

	Six months ended 30 April 2018	Six months ended 30 April 2017
	$m	$m
Adjusted EBITDA	710.5	320.5
Less:
Exceptional items	(195.4)	(56.2)
Movements in provisions	140.0	28.5
Other non-cash items	16.9	10.6
Cash generated from operations before working capital	672.0	303.4
Movement in working capital	(177.1)	59.5
Cash generated from operations	494.9	362.9
Interest payments	(122.8)	(38.2)
Bank loan costs	(10.7)	(0.8)
Tax payments	(71.0)	(6.5)
Purchase of intangible assets	(54.0)	(13.9)
Purchase of property, plant and equipment	(23.0)	(5.3)
Free cash flow	213.4	298.2

The Group generated $213.4m of free cash flow in the six months ended 30 April 2018 compared to $298.2m in the six months ended 30 April 2017. This free cash flow was achieved during a time of significant disruption to the business.

The systems implementation on the HPE Software operations has had a substantial impact on free cash flow and is the primary driver for the $177.1m working capital outflow in the six months ended 30 April 2018.

Between 31 October 2017 and 30 April 2018, the Days Sales Outstanding (“DSO”) increased from 65 days to 94 days as the newly implemented IT environment caused material disruption within the order to cash process. Within the existing IT environment, DSO for the period was 50 days (30 April 2017: 46 days). This compares to the new FAST environment, where the disruption was a key driver in the increase in DSO to 104 days (30 April 2017: 71 days).

These invoicing issues are largely resolved and as such the impact on cash flows is considered short term and will unwind over the course of the next six months resulting in stronger free cash flows and cash conversion ratios over and above those seen in the historical comparatives for the remainder of the fiscal year.

In the six months ended 30 April 2018, the Group made the final working capital payment of $225.8m to HPE and paid dividends of $156.2m. The net amount payable to HPE primarily related to cash acquired within the HPE software entities partially offset by a number of adjustments as set out in the transaction documents. The final amount payable to HPE was lower than the $289.0m estimated at 31 October 2017, as the completion statements were finalised and agreed by both parties.

NET DEBT
As at 30 April 2018, Net Debt was $4,337.4m (30 April 2017: $1,410.6m, 31 October 2017: $4,151.7m). This represents an Adjusted EBITDA / Net Debt ratio as follows:

	12 months ended 30 April 2018	12 months ended 30 April 2017
	$m	$m
Pro-forma Adjusted EBITDA (2017: Reported Adjusted EBITDA)	1,443.8	640.9
Net Debt	4,337.4	1,410.6
Net Debt / Adjusted EBITDA ratio	3.0 times	2.2 times

The Adjusted Net Debt, after taking into account the provisional amounts due to HPE as at 31 October 2017 was $4,409.7m. For additional information on Net Debt see the “Non-IFRS Measures” section.

The board continues to target a modest level of gearing for a company with the cash generating qualities of Micro Focus with a target net debt to Adjusted EBITDA multiple of 2.7 times. We are confident that this level of debt will not reduce our ability to deliver our strategy, invest in products and/or make appropriate acquisitions. As the integration of the businesses continues, the board will keep the appropriate level of debt under review. The level of interest payments on the term loans remain at a manageable level relative to the scale of the Group. In addition, the business benefits from an interest rate swap for $2.2bn of the term loans which fixes the amount of interest payable for the duration of the Term loans.

The movements on the Group loans in the six months to 30 April 2018 were as follows:

	Term Loan B-2	Term Loan B-3	HPE Software Term Loan	Euro Loan	Revolving Facility	Total
	$m	$m	$m	$m	$m	$m
At 1 November 2017	1,515.2	385.0	2,600.0	547.5	-	5,047.7
Repayments	(3.8)	(1.0)	(6.5)	(1.4)	-	(12.7)
Foreign exchange	-	-	-	22.0	-	22.0
At 30 April 2018	1,511.4	384.0	2,593.5	568.1	-	5,057.0

In addition to the term loans and cash reserves, the Group has access to a $500m revolving credit facility, which remains undrawn.

INTEREST RATE SWAPS
The Group hold interest rate swaps to hedge against the cash flow risk in the LIBOR rate charged on $2,250.0m of the debt issued by Seattle Spinco, Inc. from 19 October 2017 to 30 September 2022. Under the terms of the interest rate swaps, the Group pays a fixed rate of 1.94% and receives 1 month USD LIBOR.

CONTRACTUAL CASH OBLIGATIONS
The following table reflects a summary of obligations and commitments outstanding as of 30 April 2018:

	Payment due by period
	Less than 1 year	1-3 years	3-5 years	After 5 years	Total
	$m	$m	$m	$m	$m
Debt principal repayment	50.7	101.4	1,537.0	3,367.9	5,057.0
Finance Leases	13.9	14.6	1.0	-	29.5
Operating Leases	61.3	84.2	53.2	37.3	236.0
Interest payments on debt	223.2	440.3	338.2	169.9	1,171.6
	349.1	640.5	1,929.4	3,575.1	6,494.1

DIVIDEND
The board has adopted a dividend policy such that it is two times covered by the adjusted earnings of the Group. In light of the move to an 18-month accounting period there will be two interim dividends and a final dividend in line with this policy. The directors are declaring an interim dividend of 58.33 cents per share.

The dividend will be paid in Sterling equivalent to 43.86 pence per share, based on an exchange rate of £1 = $1.33 being the rate applicable on 10 July 2018, the date on which the board resolved to propose the dividend. The dividend will be paid on 24 August 2018 to shareholders on the register at 3 August 2018.

GROUP RISK FACTORS

As with all businesses, the Group is affected by certain risks, not wholly within our control, which could have a material impact on the Group’s long-term performance and cause actual results to differ materially from forecast and historic results.

The principal risks and uncertainties facing the Group have not changed, with the exception of the SUSE business disposal risk, from those set out in the Annual Report and Accounts 2017 (pages 36 to 43):

● Products;
● Go to Market models;
● Competition;
● Employees;
● Business strategy and change management;
● IT systems and information;
● Legal and regulatory compliance;
● Intellectual property;
● Treasury;
● Tax;
● Macro-economic environment (including Brexit); and
● The risks associated with the disposal of the SUSE business will be set out in the circular to shareholders.

As outlined in the Annual Report and Accounts 2017 (page 37), following the completion of the HPE Software transaction, the potential post completion risks and uncertainties outlined in the Annual Report related to the transaction are now included in our principal risk management processes.

Chris Kennedy
Chief Financial Officer
10 July 2018

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

The directors confirm that, to the best of their knowledge:

●
the condensed set of financial statements has been prepared in accordance with IAS 34 “Interim Financial Reporting”;

●
the interim management report includes a fair review of the information required by:

a)
DTR 4.2.7R of the Disclosure Guidance and Transparency Rules , being an indication of important events that have occurred during the first 12 months of the period and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining six months of the 18-month period; and

b)
DTR 4.2.8R of the Disclosure Guidance and Transparency Rules, being related party transactions that have taken place in the first 12 months of the current financial period and that have materially affected the financial position or performance of the entity during that period; and any changes in the related party transactions described in the last annual report that could do so.

The current executive directors of the Company are Kevin Loosemore, Stephen Murdoch, Nils Brauckmann, and Chris Kennedy.

The current non-executive directors of the Company, all of whom are independent are Karen Slatford, Richard Atkins, Amanda Brown, Darren Roos, Silke Scheiber and Lawton Fitt.

Biographies for each director are included on the Company’s website: www.microfocus.com.

By order of the board,

Stephen Murdoch	Chris Kennedy
Chief Executive Officer	Chief Financial Officer
10 July 2018

Non-IFRS measures

The Group uses certain measures to assess the financial performance of its business. Certain of these measures are termed “non-IFRS measures” because they exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure calculated and presented in accordance with IFRS, or are calculated using financial measures that are not calculated in accordance with IFRS.

The Group uses such measures to measure operating performance and liquidity in presentations to the Board and as a basis for strategic planning and forecasting, as well as monitoring certain aspects of its operating cash flow and liquidity. The Group believes that these and similar measures are used widely by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity.

The non-IFRS measures may not be comparable to other similarly titled measures used by other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of the Group’s operating results as reported under IFRS.

An explanation of the relevance of each of the non-IFRS measures, a reconciliation of the non-IFRS measures to the most directly comparable measures calculated and presented in accordance with IFRS and a discussion of their limitations is set out below. The Group does not regard these non-IFRS measures as a substitute for, or superior to, the equivalent measures calculated and presented in accordance with IFRS.

Impact of Deferred Revenue Haircut
The following table shows the impact of the acquisition accounting adjustment of deferred revenue haircut (i.e. the unwinding of fair value adjustment to acquired deferred revenue) on reported revenues.

	Six months ended 30 April 2018 (unaudited)			Six months ended 30 April 2017 (unaudited)
	Micro Focus	SUSE	Total	Micro Focus	SUSE	Total
	$’000	$’000	$’000	$’000	$’000	$’000
Revenue before deferred revenue haircut	1,818,045	183,332	2,001,377	542,336	157,295	699,631
Unwinding of fair value adjustment to acquired deferred revenue	(26,753)	(468)	(27,221)	(2,374)	(1,298)	(3,672)
Revenue	1,791,292	182,864	1,974,156	539,962	155,997	695,959

	12 months ended 30 April 2018 (unaudited)			12 months ended 30 April 2017 (audited)
	Micro Focus	SUSE	Total	Micro Focus	SUSE	Total
	$’000	$’000	$’000	$’000	$’000	$’000
Revenue before deferred revenue haircut	2,914,402	348,595	3,262,997	1,084,165	306,613	1,390,778
Unwinding of fair value adjustment to acquired deferred revenue	(53,030)	(1,291)	(54,321)	(6,892)	(3,184)	(10,076)
Revenue	2,861,372	347,304	3,208,676	1,077,273	303,429	1,380,702

EBITDA and Adjusted EBITDA
EBITDA is defined as net earnings before finance costs, finance income, share of results of associates, taxation, depreciation of property, plant and equipment, and amortization of intangible assets. The Group presents EBITDA because it is widely used by securities analysts, investors and other interested parties to evaluate the profitability of companies. EBITDA eliminates potential differences in performance caused by variations in capital structures (affecting net finance costs), tax positions (such as the availability of net operating losses against which to relieve taxable profits), the cost and age of tangible assets (affecting relative depreciation expense) and the extent to which intangible assets are identifiable (affecting relative amortization expense).

Adjusted EBITDA is comprised of EBITDA (as defined above), adjusted for exceptional items, share based compensation, amortization and impairment of development costs, foreign exchange gains/losses and net capitalization/amortization of development costs.

These items are excluded from Adjusted EBITDA because they are individually or collectively material items that are not considered to be representative of the trading performance of the Group. Management believes that Adjusted EBITDA should, therefore, be made available to securities analysts, investors and other interested parties to assist in their assessment of the trading performance of our business. Adjusted EBITDA is the primary measure used internally to measure performance and to incentivize and reward employees.

Adjusted EBITDA Margin refers to each measure defined above as a percentage of actual revenue recorded in accordance with IFRS for the period.

EBITDA and Adjusted EBITDA (continued)

EBITDA and Adjusted EBITDA have limitations as analytical tools. Some of these limitations are:

●
they do not reflect the Group’s cash expenditures or future requirements for capital expenditure or contractual commitments;
●
they do not reflect changes in, or cash requirements for, the Group’s working capital needs;
●
they do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on the Group’s debt;
●
they are not adjusted for all non-cash income or expense items that are reflected in the Group’s statements of cash flows;
●
the further adjustments made in calculating Adjusted EBITDA are those that management consider are not representative of the underlying operations of the Group and therefore are subjective in nature; and
●
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements.

The following table is a reconciliation from profit for the period to EBITDA and Adjusted EBITDA:

	Six months ended 30 April 2018 (unaudited)	Six months ended 30 April 2017 (unaudited)	12 months ended 30 April 2018 (unaudited)	12 months ended 30 April 2017 (audited)
	$’000	$’000	$’000	$’000
Profit for the period	619,676	67,186	726,281	157,803
Finance costs	135,633	47,369	211,120	96,824
Finance income	(2,859)	(477)	(4,558)	(979)
Taxation	(688,189)	15,952	(649,060)	38,541
Share of results of associates	709	127	1,147	1,254
Depreciation of property, plant and equipment	36,041	6,082	52,330	11,794
Amortization of intangible assets	378,043	117,349	576,649	236,434
EBITDA	479,054	253,588	913,909	541,671
Exceptional items (reported in Operating profit)	195,364	56,210	293,844	97,258
Share-based compensation charge	28,164	18,985	46,466	34,506
Amortization of and impairment of product development costs	(14,267)	(10,281)	(26,642)	(22,398)
Foreign exchange loss/(gain)	22,542	4,380	17,843	(4,890)
Net capitalization of product development costs	(363)	(2,335)	(4,866)	(5,266)
Adjusted EBITDA	710,494	320,547	1,240,554	640,881

Revenue	1,974,156	695,959	3,208,676	1,380,702
Adjusted EBITDA Margin	36.0%	46.1%	38.7%	46.4%

Exceptional items are those significant items which are separately disclosed by virtue of their size, nature or incidence to enable a full understanding of the Group’s financial performance. These items are collectively totaled and identified as “exceptional items” (note 7).

Adjusted Profit before tax
Adjusted Profit before tax is defined as profit before tax excluding the effects of share-based compensation, the amortization of purchased intangible assets, and all exceptional items. Adjusted Profit before tax is only presented on a consolidated basis because management believes it is important to the understanding of the Group’s effective tax rate. When presented on a consolidated basis, Adjusted Profit before tax is a non-IFRS measure.

The following table is a reconciliation from profit before tax for the year to Adjusted Profit before tax:

	Six months ended 30 April 2018 (unaudited)	Six months ended 30 April 2017 (unaudited)	12 months ended 30 April 2018 (unaudited)	12 months ended 30 April 2017 (audited)
	$’000	$’000	$’000	$’000
(Loss)/Profit before tax	(68,513)	83,138	77,221	196,344

Share-based compensation charge	28,164	18,985	46,466	34,506
Amortization of purchased intangibles	352,755	106,467	536,234	212,861
Exceptional items	195,364	56,210	299,617	97,258
Adjusting items	576,283	181,662	882,317	344,625

Adjusted Profit before tax	507,770	264,800	959,538	540,969

Adjusted Effective Tax Rate
The tax charge on Adjusted Profit before tax for the six months ended 30 April 2018 was $115.8m (2017: $59.8m), which represents an effective tax rate on Adjusted Profit before tax (“Adjusted ETR”) of 22.8% (2017: 22.6%). The calculation of the Adjusted ETR is set out below.

	Six months ended 30 April 2018 (unaudited)				Six months ended 30 April 2017 (unaudited)
	Statutory	Adjusting items	Exceptional tax items	Adjusted Measures	Statutory	Adjusting items	Adjusted Measures
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
(Loss)/Profit before tax	(68,513)	576,283		507,770	83,138	181,662	264,800
Taxation	688,189	(113,761)	(690,200)	(115,772)	(15,952)	(43,893)	(59,845)
Profit after tax	619,676	462,522	(690,200)	391,998	67,186	137,769	204,955
Effective tax rate	1,004.4%			22.8%	19.1%		22.6%

In computing Adjusted Profit before tax for the six months ended 30 April 2018, $576.3m of adjusting items have been added back and the associated tax is $113.8m (see Adjusted Profit before tax section above). Exceptional tax items of $690.2m (2017: $nil) shown above relate to the impact of US tax reforms, comprised of a credit of $934.0m in respect of the re-measurement of deferred tax liabilities and a transition tax charge of $243.8m payable over eight years.

The tax charge on Adjusted Profit before tax for the 12 months ended 30 April 2018 was $248.5m (2017: $123.9m), which represents an effective tax rate on Adjusted Profit before tax (“Adjusted ETR”) of 25.9% (2017: 22.9%). The calculation of the Adjusted ETR is set out below.

	12 months ended 30 April 2018 (unaudited)				12 months ended 30 April 2017 (audited)
	Statutory	Adjusting items	Exceptional tax items	Adjusted Measures	Statutory	Adjusting items	Adjusted Measures
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Profit before tax	77,221	882,317	-	959,538	196,344	344,625	540,969
Taxation	649,060	(207,380)	(690,200)	(248,520)	(38,541)	(85,341)	(123,882)
Profit after tax	726,281	674,937	(690,200)	711,018	157,803	259,284	417,087
Effective tax rate	(840.5)%			25.9%	19.6%		22.9%

Cash Tax Rate
The ‘Cash Tax Rate’ is calculated as cash tax paid expressed as a percentage of Adjusted EBITDA less exceptional items, capital expenditure and net finance costs. The Cash Tax Rate is presented because the Adjusted ETR is impacted by non-cash movements so does not provide a clear view of the Group’s cash tax payments as a proportion of earnings. The Group’s Cash Tax Rate has historically been lower than the Adjusted ETR as a result of tax attributes acquired as part of the Group’s historical acquisition activities. The Cash Tax Rate is likely to fluctuate period-on-period due to various factors including the timing of instalment payments, the rate of deferred tax asset utilization and the timing of settlement of open issues with tax authorities.

	Six months ended 30 April 2018 (unaudited)	Six months ended 30 April 2017 (unaudited)	12 months ended 30 April 2018 (unaudited)	12 months ended 30 April 2017 (audited)
	$’000	$’000	$’000	$’000
Cash Tax Paid	71,011	6,461	91,483	24,644

Adjusted EBITDA	710,494	320,547	1,240,554	640,881
Less:
Exceptional items	(195,364)	(56,210)	(299,617)	(97,258)
Purchase of intangible assets	(54,036)	(13,867)	(89,686)	(31,438)
Purchase of property, plant and equipment	(22,970)	(5,273)	(32,814)	(11,727)
Net finance costs	(132,774)	(46,892)	(206,562)	(95,845)
	305,350	198,305	611,875	404,613

Cash Tax Rate	23.3%	3.3%	15.0%	6.1%

Adjusted Earnings per Share and Diluted Adjusted Earnings per Share
The Adjusted Earnings per Share (“EPS”) is defined as Basic EPS where the earnings attributable to ordinary shareholders are adjusted by adding back all exceptional items, share-based compensation charge and the amortization of purchased intangibles. These are presented as management believe they are important to understanding the change in the Group’s EPS.

	Six months ended 30 April 2018	Six months ended 30 April 2017	12 months ended 30 April 2018	12 months ended 30 April 2017

Basic EPS – cents	142.26	29.32	198.61	68.88
Diluted EPS - cents	136.90	28.30	191.77	66.51
Basic Adjusted EPS – cents	90.01	89.32	194.43	181.91
Diluted Adjusted EPS - cents	86.62	86.21	187.74	175.65

Basic EPS – pence	103.58	23.55	148.41	53.25
Diluted EPS – pence	99.67	22.73	143.30	51.42
Basic Adjusted EPS - pence	65.54	71.73	145.29	140.63
Diluted Adjusted EPS – pence	63.07	69.23	140.29	135.80

	$’000	$’000	$’000	$’000
Profit after tax	619,676	67,186	726,281	157,803
Non-controlling interests	257	82	(47)	103
Earnings attributable to ordinary shareholders	619,933	67,268	726,234	157,906

Adjusting items:
Exceptional items	195,364	56,210	299,617	97,258
Share-based compensation charge	28,164	18,985	46,466	34,506
Amortization of purchased intangibles	352,755	106,467	536,234	212,861
	576,283	181,662	882,317	344,625

Tax relating to above adjusting items and exceptional tax credit in the period	(803,961)	(44,014)	(897,580)	(85,527)

Adjusted earnings attributable to ordinary shareholders	392,255	204,916	710,971	417,004

Weighted average number of shares:	Number	Number	Number	Number
Basic	435,769	229,413	365,662	229,238
Effect of dilutive securities – Options	17,081	8,281	13,042	8,165
Diluted	452,850	237,694	378,704	237,403

Free Cash Flow
Free cash flow is defined as cash generated from operations less interest payments and loan costs, tax, purchase of intangible assets and purchase of property, plant and equipment. This is presented as management believe it is important to understanding the Group’s cash flow.

	Six months ended 30 April 2018	Six months ended 30 April 2017	12 months ended 30 April 2018	12 months ended 30 April 2017
	$’000	$’000	$’000	$’000
Cash generated from operations	494,903	362,882	762,056	564,792
Less:
Interest payments	(122,818)	(38,236)	(205,159)	(81,115)
Bank loan costs	(10,669)	(790)	(100,988)	(6,654)
Tax payments	(71,011)	(6,461)	(91,483)	(24,644)
Purchase of intangible assets	(54,036)	(13,867)	(89,686)	(31,438)
Purchase of property, plant and equipment	(22,970)	(5,273)	(32,814)	(11,727)
Free cash flow	213,399	298,255	241,926	409,214

Net Debt and Adjusted Net Debt
Net debt is defined as cash and cash equivalents less net borrowings and finance lease obligations. At 31 October 2017, Adjusted Net Debt takes into account the provisional amounts due to and from HPE in respect of the closing balance sheet and net working capital position. These are presented as management believe they are important to understanding the change in the Group’s debt position.

	30 April 2018	31 October 2017	30 April 2017
	$’000	$’000	$’000
Borrowings	(4,881,535)	(4,849,216)	(1,561,536)
Cash and cash equivalents	573,674	730,372	150,983
Finance lease obligations	(29,505)	(32,894)	-
Net debt	(4,337,366)	(4,151,738)	(1,410,553)
Amounts due to HPE	-	(257,937)	-
Adjusted Net Debt	(4,337,366)	(4,409,675)	(1,410,553)

Constant Currency
The Group’s reporting currency is the U.S. dollar, however, the Group’s significant international operations give rise to fluctuations in foreign exchange rates. To neutralize foreign exchange impact and to better illustrate the underlying change in results from one year to the next, the Group has adopted the practice of discussing results on as an reported basis and in constant currency.

The Group uses US dollar-based constant currency models to measure performance. These are calculated by restating the results of the Group for the comparable period at the same average exchange rates as those used in reported results for the current period. This gives a US-dollar denominated income statement, which excludes any variances attributable to foreign exchange rate movements.

The most important foreign currencies for the Group are: Pounds Sterling, the Euro and Canadian Dollar. The exchange rates used are as follows:

	Six months ended 30 April 2018		Six months ended 30 April 2017		Year ended 30 April 2018		Year ended 30 April 2017
	Average	Closing	Average	Closing	Average	Closing	Average	Closing
£1 = $	1.37	1.37	1.25	1.29	1.34	1.37	1.29	1.29
€1 = $	1.21	1.21	1.07	1.09	1.18	1.21	1.09	1.09
C$ = $	0.79	0.78	0.75	0.73	0.78	0.78	0.78	0.73

Pro-forma CCY Revenue and Pro-forma Adjusted EBITDA Comparatives
Pro-forma CCY Revenue is defined as the revenue for the six months ended 30 April 2017 for the existing Micro Focus Group, restated at exchange rates as at 30 April 2018, together with the revenue for the HPE Software business for the same period, as reported.

Pro-forma Adjusted EBITDA is defined as the reported Adjusted EBITDA (as defined above) for the six and 12 months ended 30 April 2017 for the existing Micro Focus Group together with HPE Software business.

The HPE Software business pro-forma CCY Revenue and pro-forma Adjusted EBITDA are under US GAAP and HPE legacy accounting policies, adjusted for divestitures, as derived from HPE Software management accounts. The Group has provided pro-forma revenue and pro-forma Adjusted EBITDA as it provides a suitable basis for comparing the performance of the Group in the current period.

	Six months ended 30 April 2017	Six months ended 30 April 2017	12 months ended 30 April 2017
	CCY Revenue	Adjusted EBITDA	Adjusted EBITDA
	$m	$m	$m
Existing Micro Focus:
Reported	696.0	320.5	640.9
Foreign exchange CCY impact	15.3	-	-
Micro Focus CCY	711.3	320.5	640.9
HPE Software	1,434.7	347.3	802.9
Pro-forma	2,146.0	667.8	1,443.8

Micro Focus International plc
Condensed Consolidated Statement of Comprehensive Income (unaudited)
For the six months ended 30 April 2018

		Six months ended 30 April 2018 (unaudited)			Six months ended 30 April 2017 (unaudited)
		Before exceptional items	Exceptional items (note 7)	Total	Before exceptional items	Exceptional items (note 7)	Total
	Note	$’000	$’000	$’000	$’000	$’000	$’000
Revenue	5,6	1,974,156	-	1,974,156	695,959	-	695,959
Cost of sales		(430,059)	(25,143)	(455,202)	(112,045)	(1,684)	(113,729)
Gross profit		1,544,097	(25,143)	1,518,954	583,914	(1,684)	582,230
Selling and distribution costs		(591,442)	(11,975)	(603,417)	(245,079)	(3,477)	(248,556)
Research and development expenses		(292,125)	(7,484)	(299,609)	(89,097)	(4,617)	(93,714)
Administrative expenses		(400,196)	(150,762)	(550,958)	(63,371)	(46,432)	(109,803)
Operating profit		260,334	(195,364)	64,970	186,367	(56,210)	130,157

Share of results of associates		(709)	-	(709)	(127)	-	(127)

Finance costs	11	(135,633)	-	(135,633)	(47,369)	-	(47,369)
Finance income	11	2,859	-	2,859	477	-	477
Net finance costs	11	(132,774)	-	(132,774)	(46,892)	-	(46,892)

(Loss)/Profit before tax		126,851	(195,364)	(68,513)	139,348	(56,210)	83,138
Taxation	12	(40,989)	729,178	688,189	(22,034)	6,082	(15,952)
Profit for the period		85,862	533,814	619,676	117,314	(50,128)	67,186

Attributable to:
Equity shareholders of the parent		86,119	533,814	619,933	117,396	(50,128)	67,268
Non-controlling interests		(257)	-	(257)	(82)	-	(82)
Profit for the period		85,862	533,814	619,676	117,314	(50,128)	67,186

The accompanying notes are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

Micro Focus International plc
Condensed Consolidated Statement of Comprehensive Income (unaudited)
For the six months ended 30 April 2018

		Six months ended 30 April 2018 (unaudited)			Six months ended 30 April 2017 (unaudited)
		Before exceptional items	Exceptional items (note 7)	Total	Before exceptional items	Exceptional items (note 7)	Total
	Note	$’000	$’000	$’000	$’000	$’000	$’000
Profit for the period		85,862	533,814	619,676	117,314	(50,128)	67,186
Other comprehensive income/(expense):
Items that will not be reclassified to profit or loss
Actuarial (loss)/gain on pension schemes liabilities		(8,765)	-	(8,765)	3,923	-	3,923
Actuarial gain/(loss) on non-plan pension assets		628	-	628	(2,352)	-	(2,352)
Deferred tax movement		(973)	-	(973)	(651)	-	(651)
Items that may be subsequently reclassified to profit or loss
Cash flow hedge movements		57,937	-	57,937	-	-	-
Currency translation differences		(6,436)	-	(6,436)	(245)	-	(245)
Other comprehensive income for the period		42,391	-	42,391	675	-	675
Total comprehensive income/(expense) for the period		128,253	533,814	662,067	117,989	(50,128)	67,861
Attributable to:
Equity shareholders of the parent		128,510	533,814	662,324	118,071	(50,128)	67,943
Non-controlling interests		(257)	-	(257)	(82)	-	(82)
Total comprehensive income for the period		128,253	533,814	662,067	117,989	(50,128)	67,861

Earnings per share expressed in cents per share				cents			cents
- basic	10			142.26			29.32
- diluted	10			136.90			28.30
Earnings per share expressed in pence per share				Pence			pence
- basic	10			103.58			23.55
- diluted	10			99.67			22.73

The accompanying notes are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

Micro Focus International plc
Condensed Consolidated Statement of Comprehensive Income (unaudited)
For the 12 months ended 30 April 2018

		12 months ended 30 April 2018 (unaudited)			12 months ended 30 April 2017 (audited)
		Before exceptional items	Exceptional items (note 7)	Total	Before exceptional items	Exceptional items (note 7)	Total
	Note	$’000	$’000	$’000	$’000	$’000	$’000
Revenue	5,6	3,208,676	-	3,208,676	1,380,702	-	1,380,702
Cost of sales		(700,827)	(28,269)	(729,096)	(234,220)	(2,949)	(237,169)
Gross profit		2,507,849	(28,269)	2,479,580	1,146,482	(2,949)	1,143,533
Selling and distribution costs		(981,527)	(20,528)	(1,002,055)	(461,605)	(5,479)	(467,084)
Research and development expenses		(458,362)	(14,886)	(473,248)	(173,312)	(6,792)	(180,104)
Administrative expenses		(489,186)	(230,161)	(719,347)	(120,864)	(82,038)	(202,902)
Operating profit		578,774	(293,844)	284,930	390,701	(97,258)	293,443

Share of results of associates and gain on dilution of investment		(1,147)	-	(1,147)	(1,254)	-	(1,254)

Finance costs	11	(204,794)	(6,326)	(211,120)	(96,824)	-	(96,824)
Finance income	11	4,005	553	4,558	979	-	979
Net finance costs	11	(200,789)	(5,773)	(206,562)	(95,845)	-	(95,845)

Profit before tax		376,838	(299,617)	77,221	293,602	(97,258)	196,344
Taxation	12	(105,648)	754,708	649,060	(50,174)	11,633	(38,541)
Profit for the period		271,190	455,091	726,281	243,428	(85,625)	157,803

Attributable to:
Equity shareholders of the parent		271,143	455,091	726,234	243,531	(85,625)	157,906
Non-controlling interests		47	-	47	(103)	-	(103)
Profit for the period		271,190	455,091	726,281	243,428	(85,625)	157,803

The accompanying notes are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

Micro Focus International plc
Condensed Consolidated Statement of Comprehensive Income (unaudited)
For the 12 months ended 30 April 2018

		12 months ended 30 April 2018 (unaudited)			12 months ended 30 April 2017 (audited)
		Before exceptional items	Exceptional items (note 7)	Total	Before exceptional items	Exceptional items (note 7)	Total
	Note	$’000	$’000	$’000	$’000	$’000	$’000
Profit for the period		271,190	455,091	726,281	243,428	(85,625)	157,803
Other comprehensive income/(expense):
Items that will not be reclassified to profit or loss
Actuarial (loss)/gain on pension schemes liabilities	21	(1,906)	-	(1,906)	402	-	402
Actuarial gain on non-plan pension assets		278	-	278	130	-	130
Deferred tax movement		(1,628)	-	(1,628)	(325)	-	(325)
Items that may be subsequently reclassified to profit or loss
Cash flow hedge movements	23	59,700	-	59,700	-	-	-
Currency translation differences		(3,694)	-	(3,694)	(5,953)	-	(5,953)
Other comprehensive income/(expense) for the period		52,750	-	52,750	(5,746)	-	(5,746)
Total comprehensive income/(expense) for the period		323,940	455,091	779,031	237,682	(85,625)	152,057
Attributable to:
Equity shareholders of the parent		323,893	455,091	778,984	237,785	(85,625)	152,160
Non-controlling interests		47	-	47	(103)	-	(103)
Total comprehensive income for the period		323,940	455,091	779,031	237,682	(85,625)	152,057

Earnings per share expressed in cents per share				cents			cents
- basic	10			198.61			68.88
- diluted	10			191.77			66.51
Earnings per share expressed in pence per share				pence			pence
- basic	10			148.41			53.25
- diluted	10			143.30			51.42

The accompanying notes are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

Micro Focus International plc
Condensed Consolidated Statement of Financial Position (unaudited)

	Note	30 April 2018 (unaudited) $’000	30 April 2017 (audited) $’000
Non-current assets
Goodwill	13	7,695,796	2,828,604
Other intangible assets	14	7,155,959	1,089,370
Property, plant and equipment	15	183,569	40,956
Investments in associates		10,281	11,457
Derivative asset	19	73,704	-
Long term pension assets		25,676	22,031
Other non-current assets		45,396	3,093
Deferred tax assets		111,913	208,253
		15,302,294	4,203,764
Current assets
Inventories		229	64
Trade and other receivables	16	1,340,349	289,509
Current tax receivables		11,856	1,637
Cash and cash equivalents		573,674	150,983
		1,926,108	442,193
Total assets		17,228,402	4,645,957

Current liabilities
Trade and other payables	17	605,882	170,042
Borrowings	18	33,038	71,184
Finance leases		13,929	-
Provisions	20	72,738	20,142
Current tax liabilities		49,891	42,679
Deferred income		1,404,599	640,650
		2,180,077	944,697
Non-current liabilities
Deferred income		332,083	223,786
Borrowings	18	4,848,497	1,490,352
Finance leases		15,576	-
Retirement benefit obligations	21	115,024	30,773
Long-term provisions	20	47,870	11,937
Other non-current liabilities		64,887	4,191
Current tax liabilities		171,172	-
Deferred tax liabilities		1,298,219	326,731
		6,893,328	2,087,770
Total liabilities		9,073,405	3,032,467
Net assets		8,154,997	1,613,490
Capital and reserves
Share capital	22	65,723	39,700
Share premium account		37,017	192,145
Merger reserve	23	5,780,184	338,104
Capital redemption reserve	23	666,289	163,363
Hedging reserve	23	59,700	-
Retained earnings		1,571,736	902,183
Foreign currency translation deficit		(26,653)	(22,959)
Total equity attributable to owners of the parent		8,153,996	1,612,536
Non-controlling interests		1,001	954
Total equity		8,154,997	1,613,490

The accompanying notes are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

Micro Focus International plc
Condensed Consolidated Statement of Changes in Equity (unaudited)

		Share capital	Share premium account	Retained earnings/ (deficit)	Foreign currency translation reserve/ (deficit)	Capital redemption reserves	Hedging reserve	Merger reserve	Equity attributable to the parent	Non-controlling interests	Total equity
	Note	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Balance as at 1 May 2016		39,573	190,293	228,344	(17,006)	163,363	-	988,104	1,592,671	1,057	1,593,728

Profit for the financial year		-	-	157,906	-	-	-	-	157,906	(103)	157,803
Other comprehensive income/(expense) for the year		-	-	207	(5,953)	-	-	-	(5,746)	-	(5,746)
Total comprehensive income/(expense) for the year		-	-	158,113	(5,953)	-	-	-	152,160	(103)	152,057

Transactions with owners:
Dividends	9	-	-	(177,535)	-	-	-	-	(177,535)	-	(177,535)
Treasury shares purchased		-	-	(7,678)	-	-	-	-	(7,678)	-	(7,678)
Share Options:
Issue of share capital – share options	22	127	1,852	(90)	-	-	-	-	1,889	-	1,889
Movement in relation to share options		-	-	23,952	-	-	-	-	23,952	-	23,952
Corporation tax on share options		-	-	4,081	-	-	-	-	4,081	-	4,081
Deferred tax on share options		-	-	22,996	-	-	-	-	22,996	-	22,996
Reallocation of merger reserve	23	-	-	650,000	-	-	-	(650,000)	-	-	-
Balance as at 30 April 2017		39,700	192,145	902,183	(22,959)	163,363	-	338,104	1,612,536	954	1,613,490

Balance at 1 May 2017		39,700	192,145	902,183	(22,959)	163,363	-	338,104	1,612,536	954	1,613,490

Profit for the financial period		-	-	726,234	-	-	-	-	726,234	47	726,281
Other comprehensive (expense)/income for the period		-	-	(3,256)	(3,694)	-	59,700	-	52,750	-	52,750
Total comprehensive income/(expense) for the period		-	-	722,978	(3,694)	-	59,700	-	778,984	47	779,031

Transactions with owners:
Dividends	9	-	-	(290,132)	-	-	-	-	(290,132)	-	(290,132)
Share options:
Issue of share capital – share options	22	176	1,555	(60)	-	-	-	-	1,671	-	1,671
Movement in relation to share options		-	-	52,077	-	-	-	-	52,077	-	52,077
Corporation tax on share options		-	-	1,820	-	-	-	-	1,820	-	1,820
Deferred tax on share options		-	-	(17,130)	-	-	-	-	(17,130)	-	(17,130)
Acquisitions:
Shares issued to acquire HPE Software	22/23	28,773	-	-	-		-	6,485,397	6,514,170	-	6,514,170
Share reorganization and buy-back:
Return of Value – share consolidation	23	(2,926)	-	-	-	2,926	-	-	-	-	-
Issue and redemption of B shares	22/23	-	(156,683)	(500,000)	-	500,000	-	(343,317)	(500,000)	-	(500,000)
Reallocation of merger reserve	23	-	-	700,000	-	-	-	(700,000)	-	-	-
Balance as at 30 April 2018		65,723	37,017	1,571,736	(26,653)	666,289	59,700	5,780,184	8,153,996	1,001	8,154,997

The accompanying notes are an integral part of these unaudited condensed Consolidated Interim Financial Statements.

Micro Focus International plc
Condensed Consolidated Statement of Cash Flows (unaudited)

	Note	Six months ended 30 April 2018 $’000	Six months ended 30 April 2017 $’000	12 months ended 30 April 2018 $’000	12 months ended 30 April 2017 $’000
Cash flows from operating activities
Net profit for the period		619,676	67,186	726,281	157,803
Adjustments for:
Net interest	11	132,774	46,892	206,562	95,845
Taxation	12	(688,189)	15,952	(649,060)	38,541
Share of results of associates		709	127	1,147	1,254
Operating profit		64,970	130,157	284,930	293,443
Research and development tax credits		630	(2,062)	(1,555)	(2,998)
Depreciation	15	36,041	6,082	52,330	11,794
Loss on disposal of property, plant and equipment		1,569	36	1,996	520
Amortization of intangible assets	14	378,043	117,349	576,649	236,434
Share-based compensation charge	8	28,164	18,985	46,466	34,506
Exchange movements		22,542	4,380	17,843	(4,890)
Provisions movements	20	140,050	28,478	213,483	47,266
Changes in working capital:
Inventories		236	(1)	20	29
Trade and other receivables		(294,525)	(10,849)	(526,287)	10,224
Payables and other liabilities		155,484	16,866	170,974	(33,252)
Provision utilization	20	(138,248)	(24,895)	(193,737)	(43,476)
Deferred income		98,977	77,683	114,845	15,375
Pension funding in excess of charge to operating profit		970	673	4,099	(183)
Cash generated from operations		494,903	362,882	762,056	564,792
Interest paid		(122,818)	(38,236)	(205,159)	(81,115)
Bank loan costs		(10,669)	(790)	(100,988)	(6,654)
Tax paid		(71,011)	(6,461)	(91,483)	(24,644)
Net cash generated from operating activities		290,405	317,395	364,426	452,379
Cash flows from investing activities
Payments for intangible assets	14	(54,036)	(13,867)	(89,686)	(31,438)
Purchase of property, plant and equipment	15	(22,970)	(5,273)	(32,814)	(11,727)
Interest received	11	2,859	477	4,558	979
Payment for acquisition of subsidiaries	25	(16,770)	(5,264)	(16,770)	(299,061)
Repayment of bank borrowings on acquisitions		-	-	-	(316,650)
Repayment of working capital in respect of HPE Software acquisition	25	(225,800)	-	(225,800)	-
Net cash acquired with acquisitions	25	939	-	321,668	68,173
Net cash generated used in investing activities		(315,778)	(23,927)	(38,844)	(589,724)
Cash flows from financing activities
Investment in non-controlling interest		-	(2)	-	(2)
Proceeds from issue of ordinary share capital		570	1,512	1,731	1,979
Purchase of treasury shares		-	(7,678)	-	(7,678)
Return of Value paid to shareholders	23	-	-	(500,000)	-
Repayment of bank borrowings	18	(12,698)	(245,687)	(227,698)	(372,062)
Proceeds from bank borrowings	18	-	65,000	1,043,815	180,000
Dividends paid to owners	9	(156,243)	(66,512)	(290,132)	(177,535)
Net cash generated (used in)/from financing activities		(168,371)	(253,367)	27,716	(375,298)
Effects of exchange rate changes		37,046	(12,088)	69,393	(3,552)
Net (decrease)/increase in cash and cash equivalents		(156,698)	28,013	422,691	(516,195)
Cash and cash equivalents at beginning of period		730,372	122,970	150,983	667,178
Cash and cash equivalents at end of period		573,674	150,983	573,674	150,983

The accompanying notes are an integral part of these unaudited condensed Consolidated Interim Financial Statements.

The principal non-cash transaction in the 12 months ended 30 April 2018 was the issuance of shares as purchase consideration for the HPE Software acquisition (note 25).

Micro Focus International plc

Notes to the consolidated interim financial statements (unaudited)

1.
   1.           General information
Micro Focus International plc (“the Company”) is a public limited Company incorporated and domiciled in the UK. The address of its registered office is, The Lawn, 22-30 Old Bath Road, Newbury, RG14 1QN, UK.

Micro Focus International plc and its subsidiaries (together “the Group”) provide innovative software to clients around the world enabling them to dramatically improve the business value of their enterprise applications. As at 30 April 2018, the Group has a presence in 44 countries worldwide and employs approximately 14,800 people.

On 1 September 2017, Micro focus International plc successfully completed the merger of its wholly owned subsidiary with Seattle SpinCo, Inc., which holds the software business segment ("HPE Software") of Hewlett Packard Enterprise Company ("HPE").

The Company is listed on the London Stock Exchange and its American Depositary Shares are listed on the New York Stock Exchange.

Micro Focus has changed its financial year-end from 30 April to 31 October and will report eighteen-month financial statements running from 1 May 2017 to 31 October 2018. Additional information will be included in the 2018 Annual Report to aid year-on-year comparisons.

These unaudited condensed consolidated interim financial statements were authorized for issuance by the board of directors on 10 July 2018.

These condensed consolidated interim financial statements do not comprise statutory accounts within the meaning of section 434 of the Companies Act 2006. Statutory accounts for the year ended 30 April 2017 were approved by the Board of directors on 11 July 2017 and delivered to the Registrar of Companies. The report of the auditor on those accounts was unqualified, did not contain an emphasis of matter paragraph and did not contain any statement under Section 498 of the Companies Act 2006.

These condensed consolidated interim financial statements have been reviewed, not audited.

2.
Basis of preparation

These condensed consolidated interim financial statements for the six months ended 30 April 2018 have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and with IAS 34, “Interim Financial Reporting”. The condensed consolidated interim financial statements should be read in conjunction with the Annual Report and Accounts for the year ended 30 April 2017, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and in conformity with International Financial Reporting Standards as adopted by the European Union (collectively “IFRS”).

Going concern
The directors, having made enquiries, consider that the Group has adequate resources to continue in operational existence for the foreseeable future and therefore it is appropriate to maintain the going concern basis in preparing the condensed consolidated interim financial statements.

3a.
Accounting policies
Other than income tax expense which is recognized using an estimate of the weighted average effective annual income tax rate for the period, the accounting policies adopted are consistent with those of the Annual Report and Accounts for the year ended 30 April 2017, as described in those financial statements.

The impact of the application of future new and revised IFRSs which are expected to have a material impact to the Group is described below:

IFRS 15 ‘Revenue from contracts with customers’

IFRS 15 is the new revenue recognition standard and will be effective for the Group starting 1 November 2018.

We are in the process of assessing the impact of IFRS 15 on our consolidated financial statements, developing our future IFRS 15 revenue recognition policies and adjusting the relevant business processes to adopt these new policies.

Based on the assessment to date, we expect the most significant difference is in relation to certain incremental costs of obtaining a contract. IFRS 15 requires the capitalization and amortization of certain in-scope sales commissions and third party costs over the estimated customer life. There will be no impact to cash flows. The adoption of IFRs 15 will also require certain changes in disclosures.

IFRS 15 may also change the way we allocate on a transaction price to individual performance obligations which can impact the classification and timing of revenues. Further analysis of the requirements is currently being undertaken to understand the possible impact, if any.

The Group has chosen the “modified retrospective adoption method” where the cumulative effect of initially applying the standard is recognized on the date of initial application as a cumulative adjustment to the opening retain earnings in the transition year.

We will continue to assess all of the impacts that the application of IFRS 15 will have on our consolidated financial statements in the period of initial application. This assessment will also significantly depend on our business and Go-to-Market strategy as we enter the new financial year after 31 October 2018.

Notes to the consolidated interim financial statements (unaudited)

3a.
Accounting policies (continued)

IFRS 9 ‘Financial Instruments’

IFRS 9 will replace the current requirements of IAS 39 ‘Financial Instruments: Recognition and Measurement’ and will be effective for the Group starting 1 November 2018. The Group is in the process of assessing the impact of the adoption of IFRS 9, and at present the areas which are expected to impact the Group is the new expected loss model for the impairment of financial assets, revisions to the hedge accounting model and amendments to disclosures.

IFRS 16 ‘Leases’

IFRS 16 will replace the current requirements of IAS 17 ‘Leases’, and will be effective for the Group starting 1 November 2019. The Group is in the process of assessing the impact of the adoption of IFRS 16. At present the Group estimates that, for certain lease contracts, the Group will recognize a right of use asset and a liability to the lessor. In the Consolidated statement of comprehensive income, the right of use asset will be depreciated and finance costs will be recognized on the liability. Certain non-GAAP measures disclosed by the Group are also expected to be impacted by IFRS 16.

3b.
Critical accounting estimates, assumptions and judgments

In preparing these condensed consolidated interim financial statements, the Group has made its best estimates and judgments of certain amounts included in the interim financial statements, giving due consideration to materiality. The Group regularly reviews these estimates and updates them as required. Actual results could differ from these estimates. Unless otherwise indicated, the Group does not believe that it is likely that materially different amounts would be reported related to the accounting estimates and assumptions described below. The Group considers the following to be a description of the most significant estimates, which require the Group to make subjective and complex judgments, and matters that are inherently uncertain.

A Business combinations
When making acquisitions, the Group has to make judgments and best estimates about the fair value allocation of the purchase price. Where acquisitions are significant, appropriate advice is sought from professional advisors before making such allocations, otherwise valuations are done by management using consistent methodology with those used on prior year acquisitions.

There was judgment used in identifying who the accounting acquirer was in the acquisition of HPE Software, as the resulting shareholdings were not definitive to identify the entity which obtains control in the transaction. As such, the Group considered the other factors laid down in IFRS, such as the composition of the governing body of the combined entity, composition of senior management of the combined entity, the entity that issued the equity interest, terms of exchange of equity interests, the entity which initiated the combination, relative size of each entity, the existence of a large minority voting interest in the combined entity and other factors (e.g. location of headquarters of the combined entity and entity name). The conclusion of this assessment is that the Company is the accounting acquirer of HPE Software, and the acquisition accounting as set out in the notes to the Condensed Consolidated Interim Financial Statements (note 25).

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, with costs directly attributable to the acquisition being expensed. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The fair value measurement for intangible assets and deferred revenue requires the use of assumptions including the expected future cash flows, discount rates, and estimated economic lives. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill.

Where new information is obtained within the “measurement period” (defined as the earlier of the period until which the Group receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable, or one year from the acquisition date) about facts and circumstances that existed as at the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date, the Group recognizes these adjustments to the acquisition balance sheet with an equivalent offsetting adjustment to goodwill. Where new information is obtained after this measurement period has closed, this is reflected in the post-acquisition period.

Notes to the consolidated interim financial statements (unaudited)

3b.
Accounting policies (continued)

B Potential impairment of goodwill and other intangible assets
The valuation of goodwill and other intangibles is tested annually or whenever there are changes in circumstances indicating that the carrying amounts may not be recoverable. These tests require the use of estimates such as the discount rate applied to each cash generating unit, operating margin, and the long term growth rate of net operating cash flows. Details of the Group’s impairment test and sensitivities to changes in assumptions are disclosed in note 13.

C Revenue recognition
The Group recognizes revenues from sales of software Licences (including Intellectual Property and Patent rights, to end-users, resellers and Independent Software Vendors (“ISV”), software maintenance, subscription, Software as a Service (“SaaS”), technical support, training and professional services, upon firm evidence of an arrangement, delivery of the software and determination that collection of a fixed or determinable fee is reasonably assured. ISV revenue includes fees based on end usage of ISV applications that have our software embedded in their applications. When the fees for software upgrades and enhancements, maintenance, consulting and training are bundled with the Licence fee, they are unbundled using the Group’s objective evidence of the fair value of the elements represented by the Group’s customary pricing for each element in separate transactions. If evidence of fair value exists for all undelivered elements and there is no such evidence of fair value established for delivered elements, revenue is first allocated to the elements where fair value has been established and the residual amount is allocated to the delivered elements. If evidence of fair value for any undelivered element of the arrangement does not exist, all revenue from the arrangement is deferred until such time that there is evidence of delivery.

If the arrangement includes acceptance criteria, revenue is not recognized until the Group can objectively demonstrate that the acceptance criteria have been met, or the acceptance period lapses, whichever is earlier.

The Group recognizes Licence revenue derived from sales to resellers upon delivery to resellers, provided that all other revenue recognition criteria are met; otherwise revenue is deferred and recognized upon delivery of the product to the end-user. Where the Group sells access to a Licence for a specified period of time and collection of a fixed or determinable fee is reasonably assured, Licence revenue is recognized upon delivery, except in instances where future substantive upgrades or similar performance obligations are committed to. Where these future performance obligations are specified in the Licence agreement, and fair value can be attributed to those upgrades, revenue for the future performance obligations is deferred and recognized on the basis of the fair value of the upgrades in relation to the total estimated sales value of all items covered by the Licence agreement. Where the future performance obligations are unspecified in the Licence agreement, revenue is deferred and recognized rateably over the specified period.

For Subscription revenue where access and performance obligations are provided evenly over a defined term, the revenue is deferred and recognized rateably over the specified period.

The Group recognizes revenue for SaaS arrangements as the service is delivered, generally on a straight-line basis, over the contractual period of performance. In SaaS arrangements, the Group considers the rights provided to the customer (e.g. whether the customer has the contractual right to take possession of the software at any time during the contractual period without significant penalty, and the feasibility of the customer to operate or contract with another vendor to operate the software) in determining whether the arrangement includes the sale of a software licence. In SaaS arrangements where software licences are sold, licence revenue is generally recognized according to whether perpetual or term licences are sold, when all other revenue recognition criteria are satisfied.

Maintenance revenue is recognized on a straight-line basis over the term of the contract, which in most cases is one year.

For time and material-based professional services contracts, The Group recognizes revenue as services are rendered and recognizes costs as they are incurred. The Group recognizes revenue from fixed-price professional services contracts as work progresses over the contract period on a proportional performance basis, as determined by the percentage of labor costs incurred to date compared to the total estimated labor costs of a contract. Estimates of total project costs for fixed-price contracts are regularly reassessed during the life of a contract. Amounts collected prior to satisfying the above revenue recognition criteria are included in deferred income.

Rebates paid to partners as part of a contracted program are netted against revenue where the rebate paid is based on the achievement of sales targets made by the partner, unless the Company receives an identifiable good or service from the partner that is separable from the sales transaction and for which the Group can reasonably estimate fair value.

Notes to the consolidated interim financial statements (unaudited)

3b.
Accounting policies (continued)

D Exceptional Items
Exceptional items are those significant items which are separately disclosed by virtue of their size, nature or incidence to enable a full understanding of the Group’s financial performance. Management of the Group first evaluates group strategic projects such as acquisitions, divestitures and integration activities, company tax restructuring and other one off events such as restructuring programs. In determining whether an event or transaction is exceptional, management of the Group considers quantitative and qualitative factors such as its expected size, precedent for similar items and the commercial context for the particular transaction, while ensuring consistent treatment between favourable and unfavourable transactions impacting revenue, income and expense for all periods presented. Examples of transactions which may be considered of an exceptional nature include major restructuring programmes, cost of acquisitions or the cost of integrating acquired businesses.

The classification of these items as exceptional is a matter of judgement. This judgement is made by management after evaluating each item deemed to be exceptional against the criteria set out within the defined accounting policy.

E Provisions
The Group has made key judgments relating to provisions. Provisions include onerous leases and dilapidations, restructuring and integration, legal and other. Key judgments included determining the time to sublet vacant properties, restructuring and integration liabilities and the potential outcome of legal cases.

F Taxation
The Group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated settlement of tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

The Group carries appropriate provisions, based on best estimates, until tax computations are agreed with the taxation authorities.

Current and deferred tax are recognized in the Consolidated statement of comprehensive income, except when the tax relates to items charged or credited directly to equity, in which case the tax is also dealt with directly in equity.

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the consolidated statement of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Current tax is recognized based on the amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the consolidated statement of financial position date.

4.
Presentation currency
The presentation currency of the Group is US dollars. Items included in the financial statements of each of the Group’s entities are measured in the functional currency of each entity. From 1 November 2017, certain HPE Software entities changed their functional currency, reflecting changes in their underlying business model and transactional conditions.

Notes to the consolidated interim financial statements (unaudited)

5.
Segmental reporting
In accordance with IFRS 8, “Operating Segments”, the Group has derived the information for its operating segments using the information used by the Chief Operating Decision Maker for the purposes of resource allocation and assessment of segment performance.

For the six months to 31 October 2017, the Chief Operating Decision Maker (“CODM”) for existing Micro Focus and SUSE was defined as the Executive Committee, which consists of the Executive Chairman, Chief Executive Officers of Micro Focus and SUSE, Chief Financial Officer and the Chief Operating Officer. The CODM for HPE Software in the 2-month post acquisition period to 31 October 2017 was Chris Hsu.

For the six months to 30 April 2018 and on a go-forward basis the CODM for the combined group is the Executive Committee consisting of the Executive Chairman, the Chief Executive Officer, the Chief Executive Office of SUSE and the Chief Financial Officer. The Group’s reportable segments under IFRS 8 are as follows:

Micro Focus Product Portfolio – The Micro Focus Product Portfolio segment contains mature infrastructure software products that are managed on a portfolio basis akin to a “fund of funds” investment portfolio. This portfolio is managed with a single product group that makes and maintains the software, whilst the software is sold and supported through a geographic Go-to-Market organization. The products within the existing Micro Focus Product Portfolio are grouped together into six sub-portfolios based on industrial logic and management of the Micro Focus sub-portfolios: Application Modernization & Connectivity, Application Delivery Management, IT Operations Management, Security, Information Management & Governance and Vertica.

SUSE Product Portfolio – The characteristics of the SUSE Product Portfolio segment are different from the Micro Focus Product Portfolio due to the Open Source nature of its offerings and the growth profile of those offerings. SUSE provides and supports enterprise-grade Linux and Open Source Software Defined Infrastructure and Application Delivery solutions. The SUSE product portfolio comprises: SUSE Linux Enterprise Server and Extensions, SUSE OpenStack Cloud, SUSE Enterprise Storage, SUSE Container as a Service Platform, SUSE Manager, and SUSE Linux Enterprise Desktop and Workstation Extension.

Operating segments are consistent with those used in internal management reporting and the profit measure used by the Executive Committee is the Adjusted EBITDA. Centrally managed costs are allocated between the Micro Focus and SUSE segments based on identifiable segment specific costs with the remainder allocated based on other criteria including revenue and headcount.

Operating segments for the six months ended 30 April 2018:

		Six months ended 30 April 2018			Six months ended 30 April 2017
		(unaudited)			(unaudited)
		Micro Focus	SUSE	Total	Micro Focus	SUSE	Total
	Note	$’000	$’000	$’000	$’000	$’000	$’000
Revenue before deferred revenue haircut		1,818,045	183,332	2,001,377	542,336	157,295	699,631
Deferred revenue haircut		(26,753)	(468)	(27,221)	(2,374)	(1,298)	(3,672)
Segment revenue		1,791,292	182,864	1,974,156	539,962	155,997	695,959
Directly managed costs		(1,221,796)	(111,106)	(1,332,902)	(286,775)	(97,365)	(384,140)
Allocation of centrally managed costs		20,643	(20,643)	-	13,545	(13,545)	-
Total segment costs		(1,201,153)	(131,749)	(1,332,902)	(273,230)	(110,910)	(384,140)
Adjusted Operating Profit		590,139	51,115	641,254	266,732	45,087	311,819
Exceptional items	7			(195,364)			(56,210)
Share based compensation charge	8			(28,164)			(18,985)
Amortization of purchased intangibles				(352,756)			(106,467)
Operating profit				64,970			130,157
Share of results of associates				(709)			(127)
Net finance costs	11			(132,774)			(46,892)
(Loss) / Profit before tax				(68,513)			83,138

Adjusted Operating Profit		590,139	51,115	641,254	266,732	45,087	311,819
Depreciation of property, plant and equipment		34,058	1,983	36,041	4,945	1,137	6,082
Amortization of purchased software intangibles		10,135	885	11,020	541	60	601
Foreign exchange debit/(credit)		20,477	2,065	22,542	5,080	(700)	4,380
Net capitalization of product development costs		(363)	-	(363)	(2,335)	-	(2,335)
Adjusted EBITDA		654,446	56,048	710,494	274,963	45,584	320,547

Notes to the consolidated interim financial statements (unaudited)

5.
Segmental reporting (continued)
Operating segments for the 12 months ended 30 April 2018:

		12 months ended 30 April 2018			12 months ended 30 April 2017
		(unaudited)			(audited)
		Micro Focus	SUSE	Total	Micro Focus	SUSE	Total
	Note	$’000	$’000	$’000	$’000	$’000	$’000
Revenue before deferred revenue haircut		2,914,402	348,595	3,262,997	1,084,165	306,613	1,390,778
Deferred revenue haircut		(53,030)	(1,291)	(54,321)	(6,892)	(3,184)	(10,076)
Segment revenue		2,861,372	347,304	3,208,676	1,077,273	303,429	1,380,702
Directly managed costs		(1,837,482)	(209,720)	(2,047,202)	(564,072)	(178,562)	(742,634)
Allocation of centrally managed costs		36,594	(36,594)	-	26,196	(26,196)	-
Total segment costs		(1,800,888)	(246,314)	(2,047,202)	(537,876)	(204,758)	(742,634)
Adjusted Operating Profit		1,060,484	100,990	1,161,474	539,397	98,671	638,068
Exceptional items	7			(293,844)			(97,258)
Share based compensation charge	8			(46,466)			(34,506)
Amortization of purchased intangibles	14			(536,234)			(212,861)
Operating profit				284,930			293,443
Share of results of associates				(1,147)			(1,254)
Net finance costs	11			(206,562)			(95,845)
Profit before tax				77,221			196,344

Adjusted Operating Profit		1,060,484	100,990	1,161,474	539,397	98,671	638,068
Depreciation of property, plant and equipment	15	49,048	3,282	52,330	9,704	2,090	11,794
Amortization of purchased software intangibles	14	12,071	1,702	13,773	1,070	105	1,175
Foreign exchange debit/(credit)		13,297	4,546	17,843	(2,901)	(1,989)	(4,890)
Net capitalization of product development costs	14	(4,866)	-	(4,866)	(5,266)	-	(5,266)
Adjusted EBITDA		1,130,034	110,520	1,240,554	542,004	98,877	640,881

No measure of total assets and total liabilities for each reportable segment has been reported as such amounts are not regularly provided to the Chief Operating Decision Maker.

Notes to the consolidated interim financial statements (unaudited)

6.
Analysis of revenue by product
Set out below is an analysis of revenue recognized between the principal product portfolios for the six months ended 30 April 2018 and 12 months ended 30 April 2018 with comparatives:

	Licence $’000	Maintenance $’000	Subscription $’000	Consulting $’000	SaaS $’000	Total $’000
Six months ended 30 April 2018 (unaudited):
Micro Focus Product Portfolio
Application Modernization & Connectivity	73,230	167,900	-	5,814	-	246,944
Application Delivery Management	65,800	258,414	-	17,877	49,531	391,622
IT Operations Management	132,464	362,193	-	80,800	7,122	582,579
Security	93,276	220,149	-	32,180	16,758	362,363
Information Management & Governance	11,796	78,232	-	8,151	88,889	187,068
Vertica	19,766	22,430	-	4,954	319	47,469
Subtotal	396,332	1,109,318	-	149,776	162,619	1,818,045
Deferred revenue haircut	-	(21,092)	-	(1,363)	(4,298)	(26,753)
Total Micro Focus Product Portfolio	396,332	1,088,226	-	148,413	158,321	1,791,292

SUSE Product Portfolio	-	-	181,003	2,329	-	183,332
Deferred revenue haircut	-	-	(468)	-	-	(468)
Total SUSE Product Portfolio	-	-	180,535	2,329	-	182,864

Total	396,332	1,088,226	180,535	150,742	158,321	1,974,156

Six months ended 30 April 2017 (unaudited):
Micro Focus Product Portfolio:
CDMS	53,515	74,348	-	4,097	-	131,960
Host Connectivity	30,260	51,914	-	922	-	83,096
Identity, Access & Security	28,790	70,220	-	8,143	-	107,153
Development & IT Operations Management Tools	30,955	107,630	-	6,524	-	145,109
Collaboration & Networking	18,001	54,700	-	2,317	-	75,018
Subtotal	161,521	358,812	-	22,003	-	542,336
Deferred revenue haircut	-	(2,374)	-	-	-	(2,374)
Total Micro Focus Product Portfolio	161,521	356,438	-	22,003	-	539,962

SUSE Product Portfolio	-	-	155,024	2,271	-	157,295
Deferred revenue haircut	-	-	(1,298)	-	-	(1,298)
Total SUSE Product Portfolio	-	-	153,726	2,271	-	155,997

Total	161,521	356,438	153,726	24,274	-	695,959

Notes to the consolidated interim financial statements (unaudited)

6.
Analysis of revenue by product (continued)

	Licence $’000	Maintenance $’000	Subscription $’000	Consulting $’000	SaaS $’000	Total $’000
12 months ended 30 April 2018 (unaudited):
Micro Focus Product Portfolio
Application Modernization & Connectivity	145,932	332,419	-	11,607	-	489,958
Application Delivery Management	109,990	384,723	-	26,950	65,201	586,864
IT Operations Management	246,697	499,343	-	118,284	9,752	874,076
Security	167,260	354,389	-	50,541	22,740	594,930
Information Management & Governance	26,729	134,266	-	13,724	120,233	294,952
Vertica	34,962	30,383	-	7,863	414	73,622
Subtotal	731,570	1,735,523	-	228,969	218,340	2,914,402
Deferred revenue haircut	(7,592)	(35,790)	-	(2,046)	(7,602)	(53,030)
Total Micro Focus Product Portfolio	723,978	1,699,733	-	226,923	210,738	2,861,372

SUSE Product Portfolio	-	-	344,459	4,136	-	348,595
Deferred revenue haircut	-	-	(1,291)	-	-	(1,291)
Total SUSE Product Portfolio	-	-	343,168	4,136	-	347,304

Total	723,978	1,699,733	343,168	231,059	210,738	3,208,676

12 months ended 30 April 2017 (audited):
Micro Focus Product Portfolio:
CDMS	105,962	149,668	-	9,530	-	265,160
Host Connectivity	69,158	104,912	-	1,857	-	175,927
Identity, Access & Security	48,635	141,298	-	18,354	-	208,287
Development & IT Operations Management Tools	55,464	219,604	-	13,860	-	288,928
Collaboration & Networking	29,175	112,079	-	4,609	-	145,863
Subtotal	308,394	727,561	-	48,210	-	1,084,165
Deferred revenue haircut	-	(6,892)	-	-	-	(6,892)
Total Micro Focus Product Portfolio	308,394	720,669	-	48,210	-	1,077,273

SUSE Product Portfolio	-	-	301,835	4,778	-	306,613
Deferred revenue haircut	-	-	(3,184)	-	-	(3,184)
Total SUSE Product Portfolio	-	-	298,651	4,778	-	303,429

Total	308,394	720,669	298,651	52,988	-	1,380,702

Notes to the consolidated interim financial statements (unaudited)

7.
Exceptional items

	Six months ended 30 April 2018	Six months ended 30 April 2017	12 months ended 30 April 2018	12 months ended 30 April 2017
Reported within Operating profit:	$’000	$’000	$’000	$’000
Integration costs	120,582	14,264	140,611	27,696
Pre-acquisition costs	-	38,335	43,025	58,004
Acquisition costs	3,319	1,129	29,139	2,597
Property related costs	10,787	3,004	10,591	5,525
Severance and legal costs	60,676	(522)	70,478	3,436
	195,364	56,210	293,844	97,258
Reported within finance costs:
Finance costs incurred in escrow period (note 11)	-	-	6,326	-
Reported within finance income:
Finance income earned in escrow period (note 11)	-	-	(553)	-
	-	-	5,773	-

Exceptional costs before tax	195,364	56,210	299,617	97,258

Tax:
Tax effect of exceptional items	(38,978)	(6,082)	(64,508)	(11,633)
Tax exceptional item	(690,200)	-	(690,200)	-
	(729,178)	(6,082)	(754,708)	(11,633)

Exceptional costs after tax	(533,814)	50,128	(455,091)	85,625

Integration costs of $120.6m for the six months ended 30 April 2018 (2017: $14.3m) arose from the work being done in integrating the HPE Software organization into the Micro Focus Product Portfolio. Other activities include system integration costs.

Integration costs of $140.6m for the 12 months ended 30 April 2018 (2017: $27.7m) arose from the work being done in integrating Serena, GWAVA and HPE Software organization into the Micro Focus Product Portfolio.

The pre-acquisition costs of $43.0m for the 12 months ended 30 April 2018 (2017: $58.0m) relate to the evaluation of the acquisition of HPE Software (note 25), which was announced in September 2016 and was completed on 1 September 2017. The costs relate to due diligence work, legal work on the acquisition agreements, professional advisors on the transaction and pre-integration costs relating to activities in readiness for the HPE Software acquisition across all functions of the existing Micro Focus business.

The acquisition costs of $3.3m for the six months ended 30 April 2018 (2017: $1.1m) relate to the finalization of the HPE Software acquisition costs and the costs of the acquisition of COBOL-IT, SAS.

The acquisition costs of $29.1m for the 12 months ended 30 April 2018 include external costs in evaluating and completing the acquisition of HPE Software in August 2017, (including $7.7m in respect of US excise tax payable on the award of Long Term Incentives and Additional Share Grants to four senior employees) and costs relating to the acquisition of COBOL-IT SAS (2017: $2.6m related to the acquisitions of Serena in May 2016 and GWAVA in September 2016). The external costs mostly relate to due diligence work, legal work on the acquisition agreements and professional advisors on the transaction.

Property related costs of $10.8m for the six months ended 30 April 2018 ($10.6m for the 12 months ended 30 April 2018) relate to the reassessment of leases on empty or sublet properties held by the Group, in particular in North America.

Severance and legal costs of $60.7m for the six months ended 30 April 2018 (2017: $0.5m release) and $70.5m for the 12 months ended 30 April 2018 (2017: $3.4m) relate mostly to termination costs for employees after acquisition relating to the integration of the HPE Software organization into the Micro Focus Product Portfolio. The 12 months ended 30 April 2017 costs related to termination costs for senior Serena executives after acquisition.

There were no exceptional items reported within finance costs and finance income in the six months ended 30 April 2018 (2017: $nil). In the 12 months ended 30 April 2018, finance costs incurred in escrow period of $6.3m (2017: $nil) relates to interest charges on additional term loan facilities drawn down in relation to the acquisition between the date the facilities were drawn into escrow and the acquisition date of HPE Software and finance income earned in escrow period of $0.6m (2017: $nil) relates to interest income earned on the proceeds of the additional term loan facilities drawn down in relation to the acquisition between the date the facilities were drawn into escrow and the acquisition date of HPE Software.

The tax effect of exceptional items and an exceptional tax credit is a credit to the income statement of $729.2m for the six months ended 30 April 2018 (2017: $6.1m) and $754.7m for the 12 months ended 30 April 2018 (2017: $11.6m). The exceptional tax credit of $690.2m (2017: $nil) in the six months and 12 months ended 30 April 2018 relates to the impact of US tax reforms, comprised of a credit of $934.0m in respect of the re-measurement of deferred tax liabilities and a transition tax charge of $243.8m payable over eight years.

Notes to the consolidated interim financial statements (unaudited)

8.
Share-based payments
The share-based compensation charge for the six months ended 30 April 2018 was $28.2m (2017: $19.0m) including a credit of $8.7m (2017: charge $6.3m) relating to employer taxes. The share-based compensation charge for the 12 months ended 30 April 2018 was $46.5m (2017: $34.5m), including a credit of $6.1m (2017: charge $10.6m) relating to employer taxes. As at 30 April 2018, accumulated employer taxes of $9.9m (2017: $17.0m) is included in trade and other payables and $1.5m ($1.2m) is included in other non-current liabilities.

9.
Dividends

	Six months ended 30 April 2018	Six months ended 30 April 2017	12 months ended 30 April 2018	12 months ended 30 April 2017
Equity - ordinary	$’000	$’000	$’000	$’000
Final paid 58.33 cents (49.74 cents) per ordinary share	-	-	133,889	111,023
Interim paid 34.60 cents (29.73 cents) per ordinary share	156,243	66,512	156,243	66,512
	156,243	66,512	290,132	177,535

The directors announce a second interim dividend of 58.33 cents per share payable on 24 August 2018 to shareholders who are registered at 2 August 2018. This second interim dividend, amounting to $254.5m has not been recognized as a liability as at 30 April 2018.

10.
Earnings per share
The calculation of the basic earnings per share has been based on the earnings attributable to owners of the parent and the weighted average number of shares for each period.

	Six months ended 30 April 2018				Six months ended 30 April 2017
	Total earnings	Weighted average number of shares	Per share amount	Per share amount	Total earnings	Weighted average number of shares	Per share amount	Per share amount
	$’000	‘000	Cents	Pence	$’000	‘000	Cents	Pence
Basic EPS
Earnings attributable to ordinary shareholders 1	619,933	435,769	142.26	103.58	67,268	229,413	29.32	23.55
Effect of dilutive securities
Options		17,081				8,281
Diluted EPS
Earnings attributable to ordinary shareholders	619,933	452,850	136.90	99.67	67,268	237,694	28.30	22.73

1 Earnings attributable to ordinary shareholders is the profit for the six months ended 30 April 2018 of $619.7m (2017: $67.2m), excluding amounts attributable to non-controlling interests of $0.2m (2017: $0.1m).

	12 months ended 30 April 2018				12 months ended 30 April 2017
	Total earnings	Weighted average number of shares	Per share amount	Per share amount	Total earnings	Weighted average number of shares	Per share amount	Per share amount
	$’000	‘000	Cents	Pence	$’000	‘000	Cents	Pence
Basic EPS
Earnings attributable to ordinary shareholders 2	726,234	365,662	198.61	148.41	157,906	229,238	68.88	53.25
Effect of dilutive securities
Options		13,042				8,165
Diluted EPS
Earnings attributable to ordinary shareholders	726,234	378,704	191.77	143.30	157,906	237,403	66.51	51.42

2 Earnings attributable to ordinary shareholders is the profit for the 12 months ended 30 April 2018 of $726.3m (2017: $157.8m), excluding amounts attributable to non-controlling interests of $0.1m (2017: $0.1m).

The weighted average number of shares excludes treasury shares that do not have dividend rights. Earnings per share, expressed in pence, has used the average exchange rate for the six months ended 30 April 2018 of $1.37 to £1 (2017: $1.25 to £1) and used the average exchange rate for the 12 months ended 30 April 2018 of $1.34 to £1 (2017: $1.29 to £1).
Notes to the consolidated interim financial statements (unaudited)

11.
Finance income and finance costs

	Six months ended 30 April 2018	Six months ended 30 April 2017	12 months ended 30 April 2018	12 months ended 30 April 2017
	$’000	$’000	$’000	$’000
Finance costs
Interest on bank borrowings	103,833	40,326	163,373	81,953
Amortization of facility costs and original issue discounts	23,240	6,917	36,688	14,219
Finance costs on bank borrowings	127,073	47,243	200,061	96,172
Net interest expense on retirement obligations (note 21)	1,149	303	1,728	565
Finance lease expense	431	-	1,592	-
Interest rate swaps: cash flow hedges, transfer from equity	4,513	-	4,969	-
Other	2,467	(177)	2,770	87
Total	135,633	47,369	211,120	96,824

Finance income
Bank interest	618	123	1,648	438
Interest on non-plan pension assets	240	217	471	404
Other	2,001	137	2,439	137
Total	2,859	477	4,558	979

Net finance cost	132,774	46,892	206,562	95,845

Included within exceptional items (note 7)
Finance costs incurred in escrow period	-	-	6,326	-
Finance income earned in escrow period	-	-	(553)	-
	-	-	5,773	-

12.
Taxation

Tax for the six month period ended 30 April 2018 was a credit of $688.2m (2017: charge of $16.0m) with the Group’s Effective Tax Rate (“ETR”) being 1,004.4% (2017: 19.1%). Tax for the 12 month period was a credit of $649.1m (2017: charge of $38.5m) with the ETR being minus 840.5% (2017: 19.6%).

The ETR is lower than the prior year ETR in both the six and 12 month periods due to the impact of US tax reforms which result in a net one-off credit to the income statement in the period of $690.2m (being a credit of $934.0m in respect of the re-measurement of deferred tax balances arising from the reduction in tax rates net of a transition tax charge of $243.8m (payment of which is spread over 8 years).

The Group continues to benefit from the UK’s Patent Box regime. Benefits during the 12 months ended 30 April 2018 were $5.9m (2017: $7.6m). The Group realized benefits in relation to intra-Group financing in the 12 months ended 30 April 2018 of $21.4m (2017: $15.6m).

The Group’s cash taxes paid in the six months ended 30 April 2018 were $71.0m (2017: $6.5m). The Group’s cash taxes paid in the 12 months ended 30 April 2018 period were $91.5m (2017: $24.6m). Cash taxes are higher than the prior year comparative period primarily due to US tax payments by acquired HPE software entities.

The Group is recognizing a short-term current tax liability of $49.9m, a long-term current tax liability of $171.2m and a current tax receivable of $11.9m, which relates to pre-paid US tax. Within current tax liabilities is $42.3m (2017: $49.1m) in respect of provisions for uncertain tax positions, the majority of which relate to the risk of challenge from local tax authorities to the transfer pricing arrangements of the group. The Group does not anticipate that there will be any material change to these provisions in the next 12 months. Due to the uncertainty associated with such tax items, it is possible that at a future date, on conclusion of open tax matters, the final outcome may vary significantly.

The Group’s ETR is subject to various factors, many of which are outside the control of the Group, including changes in local tax legislation, and specifically US tax reform, the OECD's Base Erosion and Profit Shifting project and the consequences of Brexit. The European Commission has issued preliminary findings and opened a state aid investigation into the UK’s ‘Financing Company Partial Exemption’ legislation. Similar to other UK based international companies Micro Focus may be affected by the final outcome of this investigation and is monitoring developments. If the preliminary findings of the European Commission’s investigation into the UK legislation are upheld, Micro Focus has calculated that the maximum potential tax liability would be $50m. Based on its current assessment Micro Focus believes that no provision is required in respect of this issue.

Notes to the consolidated interim financial statements (unaudited)

13.
Goodwill

	30 April 2018	30 April 2017
Cost and Net book value	$’000	$’000
1 May	2,828,604	2,436,168
Acquisitions (note 25)	4,867,192	392,436
	7,695,796	2,828,604

A segment-level summary of the goodwill allocation is presented below:
Micro Focus	6,836,230	1,969,038
SUSE	859,566	859,566
	7,695,796	2,828,604

The additions to goodwill in the 12 months ended 30 April 2018 relate to the acquisition of HPE Software of $4,861.6m (note 25) and COBOL-IT, SAS (“COBOL-IT”) $5.6m (note 25). Of the additions to goodwill, there is no amount that is expected to be deductible for tax purposes.

Goodwill acquired through business combinations has been allocated for impairment testing purposes to each individual cash generating unit (“CGU”). The Group conducts annual impairment tests of goodwill based on the recoverable amount of the CGU to which goodwill has been allocated. It has been determined that the Group has two CGUs being the two product portfolio groups: Micro Focus and SUSE.

An impairment test is a comparison of the carrying value of the assets of the CGU with their recoverable amount, where the recoverable amount is less than the carrying value, an impairment results. The Group has carried out its annual impairment testing at 30 April each year.

At 30 April 2018, all goodwill was tested for impairment, with no impairment charge resulting (2017: no impairment).

The recoverable amounts of the two CGUs are determined based on the value in use (“VIU”) calculations. The determination of whether or not the goodwill of the two CGUs has been impaired requires an estimate to be made of the VIU of the CGUs to which that goodwill has been allocated.

The cash flow projections included specific estimates about the future financial performance of the CGUs. The cash flow projections in the three following financial years reflect the directors’ expectation of the medium and long-term operating performance of the CGU and growth prospects in the CGU’s market.

Key assumptions
The key assumptions in the VIU calculations are:

●    The discount rate applied to each CGU;
● Adjuste   ●    Adjusted EBITDA margin; and
● The lon   ●    The long-term growth rate of net operating cash flows.

In determining the key assumptions, the directors have taken into consideration the current economic climate, the resulting impact on expected growth and discount rates and the pressure these place on the impairment calculations.

The directors have considered combinations of a reasonably possible reduction in the adjusted EBITDA margins across the two CGUs combined with a reasonably possible increase in the absolute discount rate and a reasonably possible decrease in the long-term growth rates and no impairment would occur in these scenarios.

Discount rate applied
The Group based its estimate for the pre-tax discount rate on its weighted average cost of capital (“WACC”) and using long-term market and industry data to derive the appropriate inputs to the calculation. The discount rate applied to the two CGU’s represent a pre-tax rate that reflects market assessment of the time value of money at the consolidated financial position date, which has been adjusted for risk specific to each CGU. For the purposes of the impairment review, the directors have calculated discount rates for both CGU’s resulting in a discount rate of 8.2% for the Micro Focus Product Portfolio and 7.2% for the SUSE Product Portfolio (2017: 11.4% for both portfolios).

The directors have assessed that a 2.0% (2017: 2.0%) change in the absolute discount rate is the maximum change that could be considered as reasonably possible. If the estimated pre-tax discount rates applied to the discounted cash flows of the two CGUs were 2.0% (2017: 2.0%) higher in absolute terms than the directors’ estimate, the Group would not have any impairment charge.

Notes to the consolidated interim financial statements (unaudited)

13.
Goodwill (continued)

Adjusted EBITDA margins
The Adjusted EBITDA margins for each of the two CGUs is primarily based upon past performance adjusted as appropriate where the directors believe that past margins are not indicative of future margins. The Adjusted EBITDA margins applied to the Micro Focus CGU is c.37-46% over the next three years (2017: 50%) and the SUSE CGU is 31% (2017: 31%).

The directors consider that a reduction of 4.0% for Micro Focus and 2.0% for SUSE in the absolute value of Adjusted EBITDA margins would be the limit of what could be considered to be reasonably possible on the basis that the Group’s cost base is flexible and could quickly respond to market changes. The Group is spread across a range of geographies and sectors and also offers customer cost saving solutions, which help to insulate it from more significant changes. If the Adjusted EBITDA margin used in the VIU calculations were 4.0% for Micro Focus and 2.0% for SUSE lower in absolute terms than the directors’ estimates, the Group would not have any impairment charge. If the Adjusted EBITDA margins remain in perpetuity at the current year levels then there would also not be any impairment charge.

Long-term growth rate
The VIU calculations are based on five years projections and then a terminal value calculation. The long-term growth rates of net operating cash flows are assumed to be 1% for the Micro Focus CGU (2017: 1%) and 5% for the SUSE CGU (2017: 5%).

The Group considers that the long-term growth rates could change and that a change to 0.0% for Micro Focus and 2.0% for SUSE is reasonably possible. If the absolute value of the long-term growth used in the VIU calculations for all CGUs were 0.0% for Micro Focus and 2.0% for SUSE lower than the directors’ estimates, the Group would not have recognized any goodwill impairment charge.

14.
Other intangible assets

			Purchased intangibles
	Purchased software	Product Development costs	Technology	Trade names	Customer relationships	Lease contracts	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Net book value
At 1 May 2016	1,967	43,249	149,784	194,656	576,899	-	966,555
Acquisitions	-	-	95,245	22,111	210,744	-	328,100
Additions	3,162	27,664	-	-	-	-	30,826
Additions – external consultants	-	612	-	-	-	-	612
Amortization charge for the year	(1,175)	(22,398)	(69,098)	(15,995)	(127,768)	-	(236,434)
Exchange adjustments	(289)	-	-	-	-	-	(289)
At 30 April 2017	3,665	49,127	175,931	200,772	659,875	-	1,089,370

Net book value
At 1 May 2017	3,665	49,127	175,931	200,772	659,875	-	1,089,370
Acquisition – HPE Software (note 25)	72,825	-	1,809,000	163,000	4,480,000	15,000	6,539,825
Acquisition – COBOL-IT (note 25)	-	-	1,537	154	12,317	-	14,008
Additions	57,245	31,508	-	-	-	-	88,753
Additions – external consultants	-	933	-	-	-	-	933
Amortization charge for the period	(13,773)	(26,642)	(185,967)	(23,282)	(325,167)	(1,818)	(576,649)
Exchange adjustments	41	(322)	-	-	-	-	(281)
At 30 April 2018	120,003	54,604	1,800,501	340,644	4,827,025	13,182	7,155,959

Expenditure totaling $88.8m (2017: $30.8m) was made in the 12 months ended 30 April 2018, including $31.5m in respect of development costs and $57.2m of purchased software. The acquisition of HPE Software gave rise to the addition of $6,539.8m to purchased intangibles (note 25).

Of the $32.4m of additions to development costs in the 12 months ended 30 April 2018 (2017: $28.3m), $31.5m (2017: $27.7m) relates to internal development costs and $0.9m (2017: $0.6m) to external consultants’ development costs.

At 30 April 2018, the unamortized lives of technology assets were in the range of three to 15 years, customer relationships in the range of two to 15 years and trade names in the range of three to 20 years.

Amortization for the 12 months ended 30 April 2018 of $212.6m is included in cost of sales (2017: $91.4), $350.2m (2017: $143.8m) is included in selling and distribution costs, and $13.8m (2017: $1.2m) is included in administrative expenses in the consolidated statement of comprehensive income.

Notes to the consolidated interim financial statements (unaudited)

15.
Property, plant and equipment

	Freehold land	Leasehold	Computer	Fixtures
	and buildings	improvements	equipment	and fittings	Total
	$’000	$’000	$’000	$’000	$’000
Net book value
At 1 May 2016	13,612	14,604	8,714	3,937	40,867
Acquisitions	-	1,068	759	295	2,122
Additions	75	3,536	7,739	377	11,727
Reclassified from assets held for sale	888	-	-	-	888
Disposals	-	(371)	(29)	(120)	(520)
Depreciation charge for the year	(454)	(4,170)	(6,132)	(1,038)	(11,794)
Exchange adjustments	(1,609)	(149)	(499)	(77)	(2,334)
At 30 April 2017	12,512	14,518	10,552	3,374	40,956

Net book value
At 1 May 2017	12,512	14,518	10,552	3,374	40,956
Acquisitions – HPE Software (note 25)	4,510	52,058	81,315	24,076	161,959
Acquisitions – COBOL-IT (note 25)	-	-	52	-	52
Additions	-	6,354	22,070	4,390	32,814
Disposals	-	(746)	(114)	(1,136)	(1,996)
Depreciation charge for the period	(878)	(11,130)	(33,211)	(7,111)	(52,330)
Exchange adjustments	868	796	1,257	(807)	2,114
At 30 April 2018	17,012	61,850	81,921	22,786	183,569

16.
Trade and other receivables

	30 April 2018	30 April 2017
	$’000	$’000
Trade receivables	1,130,616	266,225
Less: provision for impairment of trade receivables	(20,030)	(2,599)
Trade receivables net	1,110,586	263,626
Prepayments	78,660	23,239
Other receivables	89,560	1,534
Accrued income	61,543	1,110
Total	1,340,349	289,509

At 30 April 2018 and 30 April 2017, the carrying amount approximates to the fair value. The trade receivables of $1,130.6m at 30 April 2018 is net of the $52.8m bad debt provision in the opening balance for HPE Software (note 25).

17.
Trade and other payables – current

	30 April 2018 $’000	30 April 2017 $’000
Trade payables	82,782	16,891
Tax and social security	56,158	3,032
Accruals	466,942	150,119
Total	605,882	170,042

At 30 April 2018 and 30 April 2017, the carrying amount approximates to the fair value. Accruals include employee taxes on share-based payments, vacation and payroll accruals including bonuses and commissions.

Notes to the consolidated interim financial statements (unaudited)

18.
Borrowings

	30 April 2018	30 April 2017
	$’000	$’000
Bank loans secured	5,057,003	1,595,188
Unamortized prepaid facility arrangement fees and original issue discounts	(175,468)	(33,652)
	4,881,535	1,561,536

	30 April 2018			30 April 2017
	Bank loan secured	Unamortized prepaid facility arrangement fees and original issue discounts	Total	Bank loan secured	Unamortized prepaid facility arrangement fees and original issue discounts	Total
Reported within:	$’000	$’000	$’000	$’000	$’000	$’000
Current liabilities	50,697	(17,659)	33,038	83,788	(12,604)	71,184
Non-current liabilities	5,006,306	(157,809)	4,848,497	1,511,400	(21,048)	1,490,352
	5,057,003	(175,468)	4,881,535	1,595,188	(33,652)	1,561,536

The following Facilities were drawn as at 30 April 2018:

●
The $1,511.4m senior secured term loan B-2 issued by MA FinanceCo LLC is priced at LIBOR plus 2.50% (subject to a LIBOR floor of 0.00%) with an original issue discount of 0.25%;
●
The $2,593.5m senior secured seven-year term loan B issued by Seattle SpinCo. Inc. is priced at LIBOR plus 2.75% (subject to a LIBOR floor of 0.00%) with an original issue discount of 0.25%;
●
The $384.0m senior secured seven-year term loan B issued by MA FinanceCo LLC is also priced at LIBOR plus 2.75% (subject to a LIBOR floor of 0.00%) with an original issue discount of 0.25%; and
●
The Euro 470.0m (equivalent to $568.1m) senior secured seven-year term loan B issued by MA FinanceCo LLC is priced at EURIBOR plus 3.00% (subject to a EURIBOR floor of 0.00%) with an original issue discount of 0.25%.

The only financial covenant attaching to these facilities relates to the Revolving Facility, which is subject to an aggregate net leverage covenant only in circumstances where more than 35% of the Revolving Facility is outstanding at a fiscal quarter end. At 30 April 2018, $nil of the Revolving Facility was drawn together with $5,057.0m of Term Loans giving gross debt of $5,057.0m drawn. As a covenant test is only applicable when the Revolving Facility is drawn down by 35% or more, and $nil of Revolving Facility was drawn at 30 April 2018, no covenant test is applicable.

The movements on the Group loans in the period were as follows:

	Term Loan B-2	Term Loan B	Term Loan C	Term Loan B-3	HPE Software Term Loan	Euro Loan	Revolving Facility	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 1 May 2016	-	1,112,250	450,000	-	-	-	225,000	1,787,250
Repayments	-	(9,562)	(37,500)	-	-	-	(325,000)	(372,062)
Draw downs	-	-	-	-	-	-	180,000	180,000
Transfer	1,515,188	(1,102,688)	(412,500)	-	-	-	-	-
At 30 April 2017	1,515,188	-	-	-	-	-	80,000	1,595,188
Acquisitions	-	-	-	-	2,600,000	-	-	2,600,000
Draw downs	-	-	-	385,000	-	523,815	135,000	1,043,815
Repayments	(3,788)	-	-	(962)	(6,500)	(1,448)	(215,000)	(227,698)
Foreign exchange	-	-	-	-	-	45,698	-	45,698
At 30 April 2018	1,511,400	-	-	384,038	2,593,500	568,065	-	5,057,003

Borrowings are stated after deducting unamortized prepaid facility fees and original issue discounts. Facility arrangement costs and original issue discounts are amortized between three and six years. The fair value of borrowings equals their carrying amount.
Notes to the consolidated interim financial statements (unaudited)

19.
Financial instruments- Fair value measurement
For trade and other receivables, cash and cash equivalents, trade and other payables, obligations under finance leases and provisions, fair values approximate to book values due to the short maturity periods of these financial instruments. For trade and other receivables, allowances are made within book value for credit risk.

	30 April 2018	30 April 2017
	$’000	$’000
Derivative financial instruments-non-current asset – interest rate swaps	73,704	-

Derivative financial instruments measured at fair value, are classified as level 2 in the fair value measurement hierarchy, as they have been determined using significant inputs based on observable market data. The fair values of interest rate derivatives are derived from forward interest rates based on yield curves observable at the balance sheet date together with the contractual interest rates.

The derivative financial instruments relate to hedging transactions entered into in the year ended 30 April 2018 (note 23).

There were no transfers of assets or liabilities between levels of the fair value hierarchy during the period.

20.
Provisions

	30 April 2018	30 April 2017
	$’000	$’000
Onerous leases and dilapidations	25,979	16,243
Restructuring and integration	59,366	12,132
Legal	35,263	3,220
Other	-	484
Total	120,608	32,079

Current	72,738	20,142
Non-current	47,870	11,937
Total	120,608	32,079

	Onerous leases and dilapidations	Restructuring and integration	Legal	Other	Total
	$’000	$’000	$’000	$’000	$’000
At 1 May 2017	16,243	12,132	3,220	484	32,079
Acquisitions - HPE Software (note 25)	11,321	21,398	36,446	-	69,165
Additional provision in the period	4,162	211,594	815	-	216,571
Released	(1,773)	(487)	(410)	(418)	(3,088)
Utilization of provision	(4,035)	(184,810)	(4,795)	(97)	(193,737)
Exchange adjustments	61	(461)	(13)	31	(382)
At 30 April 2018	25,979	59,366	35,263	-	120,608

Current	3,181	56,983	12,574	-	72,738
Non-current	22,798	2,383	22,689	-	47,870
Total	25,979	59,366	35,263	-	120,608

Notes to the consolidated interim financial statements (unaudited)

20.
Provisions (continued)

	Onerous leases and dilapidations	Restructuring and integration	Legal	Other	Total
	$’000	$’000	$’000	$’000	$’000
At 1 May 2016	18,176	3,523	1,920	1,280	24,899
Acquisitions	-	1,201	2,844	-	4,045
Additional provision in the period	4,584	48,498	98	501	53,681
Released	(857)	(2,886)	(1,492)	(1,180)	(6,415)
Utilization of provision	(5,527)	(37,712)	(120)	(117)	(43,476)
Exchange adjustments	(133)	(492)	(30)	-	(655)
At 30 April 2017	16,243	12,132	3,220	484	32,079

Current	4,406	12,132	3,220	384	20,142
Non-current	11,837	-	-	100	11,937
Total	16,243	12,132	3,220	484	32,079

The onerous lease and dilapidations provision relates to leased Group properties and this position is expected to be fully utilized within eight years. The provision was increased by $4.2m in the year ended 30 April 2018, mostly due to the acquisition of HPE Software relating to legal obligations to restore leased properties at the end of the lease period and a reassessment of an existing North American property. A provision of $1.8m was released following the renegotiation of the lease of a North American property.

Restructuring and integration provisions relate to activities undertaken in readiness for bringing together the Micro Focus and HPE Software organizations into one organization across all functions of the existing business and provisions for severance resulting from headcount reductions in the HPE Software business. The majority of provisions are expected to be fully utilized within 12 months.

Legal provisions include the directors’ best estimate of the likely outflow of economic benefits associated with ongoing legal matters.

Releases of other provisions during the 12 months ended 30 April 2018 relate to future fees no longer considered likely to be incurred.

21.
Retirement benefit obligations

	30 April 2018	30 April 2017
	$’000	$’000
Retirement benefit obligations	115,024	30,773

As of 30 April 2018, there are 37 defined benefit plans in ten countries around the world (2017: 4 in Germany). Some of the plans are final salary pension plans, which provide benefits to members in the form of a guaranteed level of pension payable for life in the case of retirement, disability and death. The level of benefits provided depends not only on the final salary but also on member’s length of service, social security ceiling and other factors. Final pension entitlements are calculated by our local actuaries in the applicable country. They also complete calculations for cases of death in service and disability. Other plans include termination or retirement indemnity plans or other types of statutory plans that provide a one-time benefit at termination. Where required by local or statutory requirements, some of the schemes are governed by an independent Board of Trustees that is responsible for the investment strategies with regard to the assets of the funds, however, other schemes are administered locally with the assistance of local pension experts. Not all of our plans are closed for new membership.

For the twelve months ended 30 April 2018, excluding actuarial gains and losses, $9.1m (2017: $1.2m) is included in the consolidated statement of comprehensive income in respect of the defined benefit pension arrangements being a current service charge of $7.4m (2017: $0.6m) and a net finance charge of $1.7m (2017: $0.6m).

The weighted average key assumptions used for the pension schemes as at 30 April 2018 were the rate of increase in final pensionable salary 2.23% (2017: 2.00%), rate of increase in pension payments 1.81% (2017: 2.00%), a discount rate of 1.86% (2017: 1.95%) and an inflation rate of 2.00% (2017: 2.00%). The mortality assumptions for the pension schemes are set based on actuarial advice in accordance with published statistics and experience in the territory.

Notes to the consolidated interim financial statements (unaudited)

21.
Retirement benefit obligations (continued)

The retirement benefit obligation has moved as follows:

	30 April 2018			30 April 2017
	Defined benefit obligations	Scheme assets	Retirement benefit obligations	Defined benefit obligations	Scheme assets	Retirement benefit obligations
	$’000	$’000	$’000	$’000	$’000	$’000
At 1 May	36,480	(5,707)	30,773	37,524	(5,855)	31,669
HPE Software acquisition (note 25)	181,456	(110,011)	71,445	-	-	-
Current service cost	7,351	-	7,351	625	-	625
Benefits paid	(3,343)	3,211	(132)	(197)	87	(110)
Contributions by plan participants	2,740	(2,740)	-	-	-	-
Contribution by employer	-	(2,165)	(2,165)	-	(114)	(114)
Interest cost/(income) (note11)	3,093	(1,365)	1,728	660	(95)	565

Included within other comprehensive income:
Re-measurements - actuarial losses:
- Demographic	-	-	-	-	-	-
- Financial	7,183	-	7,183	(2,821)	-	(2,821)
- Experience	(4,628)	-	(4,628)	(568)	-	(568)
Actuarial return on assets excluding amounts included in interest income	-	(649)	(649)	-	(9)	(9)
Reclassification from defined contribution scheme to defined benefit scheme	-	-	-	2,996	-	2,996
	2,555	(649)	1,906	(393)	(9)	(402)
Foreign currency exchange changes	5,665	(1,547)	4,118	(1,739)	279	(1,460)
At 30 April	235,997	(120,973)	115,024	36,480	(5,707)	30,773

22.
Share capital

Ordinary shares at 10 pence each as at 30 April 2018 (2017: 10 pence each)

	30 April 2018		30 April 2017
	Shares	$’000	Shares	$’000
Issued and fully paid
At 1 May	229,674,479	39,700	228,706,210	39,573
Shares issued to satisfy option awards	1,363,698	176	968,269	127
Share reorganization	(16,935,536)	(2,926)	-	-
Shares issued relating to acquisition of HPE Software (note 25)	222,166,897	28,773	-	-
At 30 April	436,269,538	65,723	229,674,479	39,700

“B” shares at 168 pence each
	30 April 2018		30 April 2017
	Shares	$’000	Shares	$’000
Issued and fully paid
At 1 May	-	-	-	-
Issue of B shares	229,799,802	500,000	-	-
Redemption of B shares	(229,799,802)	(500,000)	-	-
At 30 April	-	-	-	-

Share issuances during the 12 months to 30 April 2018
1,363,698 ordinary shares of 10 pence each (2017: 968,269 ordinary shares of 10 pence) were issued by the Company to settle exercised share options. The gross consideration received was $1.7m (2017: $2.0m). 222,166,897 ordinary shares of 10 pence each were issued by the Company as consideration for the acquisition of HPE Software (note 25).

In relation to the return of value to shareholders (note 23), on 31 August 2017 229,799,802 “B” shares were issued at 168 pence each, resulting in a total $500.0m being credited to the “B” share liability account. Subsequently and on the same date, 229,799,802 “B” shares were redeemed at 168 pence each and an amount of $500.0m was debited from the “B share liability account.

The voting rights and number of listed shares at 30 April 2018 were 436,269,538 (2017: 229,674,479).

Potential issues of shares
Certain employees hold options to subscribe for shares in the Company at prices ranging from nil pence to 1,875.58 pence under the following share option schemes approved by shareholders in 2005 and 2006: The Long-Term Incentive Plan 2005, the Additional Share Grants, the Sharesave Plan 2006 and the Employee Stock Purchase Plan 2006.

The number of shares subject to options at 30 April 2018 was 17,579,585 (2017: 8,607,889).
Notes to the consolidated interim financial statements (unaudited)

23.
Other reserves

	Capital redemption reserve	Merger reserve	Hedging reserve	Total
	$’000	$’000	$’000	$’000

As at 1 May 2016	163,363	988,104	-	1,151,467
Reallocation of merger reserve 1	-	(650,000)	-	(650,000)
As at 30 April 2017	163,363	338,104	-	501,467

As at 1 May 2017	163,363	338,104	-	501,467
Return of Value- share consolidation 2	2,926	-	-	2,926
Return of Value- issue and redemption of B shares 2	500,000	(343,317)	-	156,683
Hedge accounting (note 19) 3	-	-	73,704	73,704
Deferred tax movement on hedging 3			(14,004)	(14,004)
Acquisition of HPE Software 4	-	6,485,397	-	6,485,397
Reallocation of merger reserve 1	-	(700,000)	-	(700,000)
As at 30 April 2018	666,289	5,780,184	59,700	6,506,173

1 The Company has transferred an amount from the merger reserve to retained earnings pursuant to the UK company law. The parent company previously transferred the investment in The Attachmate Group (“TAG”) to a wholly owned subsidiary for an intercompany receivable in the amount of $1,373m. During the period the parent company also transferred the investment in HPE Software to a wholly owned subsidiary in exchange for an intercompany receivable. An amount of $700.0m has been transferred from the merger reserve to retained earnings (2017: $650.0m) as this amount of the intercompany receivable is expected to be settled within a reasonable period of time. It therefore meets the definition of qualifying consideration and is available for dividend distribution to the parent company’s shareholders.

2 On 31 August 2017 a Return of Value was made to shareholders amounting to $500.0m. The Return of Value was effected through an issue and redemption of B shares, and resulted in a $500.0m increase in the capital redemption reserve, a $343.3m reduction in the merger reserve and a $156.7m reduction in share premium. The return of value was accompanied by a 0.9263 share consolidation and the share consolidation resulted in the issue of D deferred shares which were subsequently bought back for 1 pence, resulting in a transfer of $2.9m to the capital redemption reserve.

3 $59.7m was recognised in the hedging reserve in relation to hedging transactions entered into in the 12 months ended 30 April 2018.

4 On 1 September 2017 the acquisition of HPE Software was completed (note 25). As a result of this a merger reserve was created of $6,485.4m. The acquisition was structured by way of equity consideration; this transaction fell within the provisions of section 612 of the Companies Act 2006 (merger relief) such that no share premium was recorded in respect of the shares issued. The parent company chose to record its investment in HPE Software at fair value and therefore recorded a merger reserve equal to the value of the share premium which would have been recorded had section 612 of the Companies Act 2006 not been applicable (i.e. equal to the difference between the fair value of HPE Software and the aggregate nominal value of the shares issued).

24.
Related party transactions

The Group’s related parties are its subsidiary undertakings and Executive Committee members. The Group has taken advantage of the exemption available under IAS 24, “Related Party Disclosures”, not to disclose details of transactions with its subsidiary undertakings.

Key management compensation

	Six months ended 30 April 2018	Six months ended 30 April 2017	12 months ended 30 April 2018	12 months ended 30 April 2017
	$’000	$’000	$’000	$’000
Short-term employee benefits	5,427	3,302	9,420	8,051
Share-based payments	23,150	3,065	32,422	9,391
	28,577	6,367	41,842	17,442

The key management figures above include the executive management team and directors. There are no post-employment benefits.

Notes to the consolidated interim financial statements (unaudited)

25.
Business combinations

A.
    A.       Acquisition of HPE Software
On 1 September 2017, the Company completed the acquisition of HPE's software business segment ("HPE Software") by way of merger with a wholly owned subsidiary of HPE incorporated to hold the business of HPE Software in accordance with the terms of the previously announced Merger agreement ("Completion"). Accordingly, on Admission, American Depositary Shares representing 222,166,897 Consideration Shares were issued to HPE Shareholders, representing 50.1% of the fully diluted share capital of the Company. This has created a global infrastructure software business with pro-forma revenues in the 12 months to 30 April 2017 of approximately $4.4 billion and Adjusted EBITDA of approximately $1.4 billion making it the seventh largest pure play software company in the world and a leading technology stock on the LSE.

There was judgement used in identifying who the accounting acquirer was in the acquisition of HPE Software, as the resulting shareholdings were not definitive to identify the entity which obtains control in the Transaction. The Group considered the other factors laid down in IFRS, such as the composition of the governing body of the combined entity, composition of senior management of the combined entity, the entity that issued equity interest, terms of exchange of equity interests, the entity which initiated the combination, relative size of each entity, the existence of a large minority voting interest in the combined entity and other factors (e.g. location of headquarters of the combined entity and, entity name). The conclusion of this assessment is that the Company is the accounting acquirer of HPE Software, and the acquisition accounting, as set out below, has been performed on this basis.

Details of the net assets acquired and goodwill are as follows:
	Carrying value at acquisition	Fair value Adjustments (Provisional)	Fair value (Provisional)
	$’000	$’000	$’000
Intangible assets (note 14) 1	72,825	6,467,000	6,539,825
Property, plant and equipment (note 15)	161,959	-	161,959
Other non-current assets	41,929	-	41,929
Deferred tax assets	460,946	(455,985)	4,961
Inventories	185	-	185
Trade and other receivables	716,511	-	716,511
Current tax recoverable	496	-	496
Cash and cash equivalents	320,729	-	320,729
Trade and other payables	(691,779)	1,616	(690,163)
Current tax liabilities	(9,942)	-	(9,942)
Borrowings	(2,547,604)	-	(2,547,604)
Short-term provisions	(30,182)	-	(30,182)
Short-term deferred income (note 20) 2	(707,512)	58,004	(649,508)
Long-term deferred income 2	(116,858)	8,652	(108,206)
Long-term provisions (note 20)	(38,983)	-	(38,983)
Retirement benefit obligations (note 21)	(71,445)	-	(71,445)
Other non-current liabilities	(52,421)	12,145	(40,276)
Deferred tax liabilities 3	-	(1,947,720)	(1,947,720)
Net (liabilities)/assets	(2,491,146)	4,143,712	1,652,566
Goodwill (note 13)	-		4,861,604
Consideration			6,514,170

Consideration satisfied by :
Shares			6,514,170

The Group has used acquisition accounting for the purchase and the goodwill arising on consolidation of $4,861.6m has been capitalized. The Group made a repayment of working capital in respect of the HPE Software acquisition of $225.8m in the period.

Trade and other receivables are net of a bad debt provision of $52.8m.

A provisional fair value review has been carried out on the assets and liabilities of the acquired business, resulting in the identification of intangible assets. The fair value review will be finalized in the 12-month measurement period following completion, which ends on 31 August 2018.

The fair value adjustments relate to:
1
1           Purchased intangible assets have been valued based on a market participant point of view and the fair value has been based on various characteristics of the product lines and intangible assets of HPE Software;
2 Deferred  2           Deferred income has been valued taking account of the remaining performance obligations;
3
A deferred tax liability has been established relating to the purchase of intangibles.

Notes to the consolidated interim financial statements (unaudited)

25.
Business combinations (continued)

A.
    A.      Acquisition of HPE Software (continued)

The provisional purchased intangible assets acquired as part of the acquisition can be analyzed as follows (note 13):

Fair value
$’000
Technology	1,809,000
Customer relationships	4,480,000
Trade names	163,000
Leases	15,000
6,467,000

The value of the goodwill represents the value of the assembled workforce at the time of the acquisition with specific knowledge and technical skills. It also represents the prospective future economic benefits that are expected to accrue from enhancing the portfolio of products available to the Company’s existing customer base with those of the acquired business.

As a consequence of the HPE Software transaction, the Group is subject to potentially significant restrictions relating to tax issues that could limit the Group’s ability to undertake certain corporate actions (such as the issuance of Micro Focus shares or Micro Focus ADSs or the undertaking of a merger or consolidation) that otherwise could be advantageous to the Group. The Group is obliged to indemnify HPE for tax liabilities relating to the separation of HPE Software from HPE if such liabilities are triggered by actions taken by the Group. The Group has robust procedures in place, including ongoing consultation with its tax advisors, to ensure no such triggering actions are taken.

The impact of the results of the HPE Software acquisition has not been included in these Interim Financial Statements as it is not practical to do so as it has been integrated into the Micro Focus Product Portfolio segment.

B.
    B.     Acquisition of COBOL-IT, SAS
On 1 December 2017, the Group completed on the acquisition of COBOL-IT, SAS (“COBOL-IT”). COBOL-IT, SAS is in the business of designing, editing and commercialization of software, IT devices and related services; technical support, training, consulting, and more generally any related missions; modification, migration and adaptation of IT systems from a technical environment to another; and advisory in IT system, and in particular strategy, management, commercial development, partnership or strategic alliances in IT sector.

Consideration of $16.7m consists of completion payment of Euro 11.3m, retention amounts of Euro 2.7m payable at a later date, working capital adjustments and net cash adjustments. The Group has not presented the full IFRS 3 “Business Combinations” disclosures as this acquisition is not material to the Group.

A provisional fair value review was carried out on the assets and liabilities of the acquired business, resulting in the identification of intangible assets. The fair value review will be finalized in the 12-month hindsight period following completion, which ends on 30 November 2018. Goodwill of $5.6m, deferred tax liabilities of $3.9m and purchased intangibles of $14.0m (Purchased Technology $1.5m, Customer relationships $12.3m and Trade names $0.2m) were provisionally recorded as a result of the COBOL-IT acquisition.

26. Post balance sheet events

Proposed sale of the SUSE business for $2.535 billion
On 2 July 2018, the Group announced that it had agreed definitive terms to sell its SUSE business segment to Blitz 18-679 GmbH, a newly incorporated indirectly wholly-owned subsidiary of EQTVIII SCSp which is advised by EQT Partners (“EQT”), for a total cash consideration of $2.535 billion on a cash and debt free basis and subject to normalisation of working capital.

Micro Focus believes the disposal consideration represents a highly attractive enterprise valuation for the SUSE business at approximately 7.9x revenue and 26.7x Adjusted Operating Profit of the SUSE Business for the twelve months ended 31 October 2017. Micro Focus believes EQT provides a strong long-term investor for the SUSE Business and allows Micro Focus to continue to focus upon its longstanding and consistent strategy of delivering value to customers and shareholders through effective management of infrastructure software assets in an increasingly consolidating sector. The net proceeds will be used in part to pay a tax charge arising from the transaction and to repay a proportion of the existing Micro Focus Group debt. The remainder of the net proceeds will be used for general corporate purposes and/or returned to Shareholders through whatever mechanism the Board may in its discretion determine at the relevant time. Completion of the transaction is currently expected in the first quarter of Calendar Year 2019.

INDEPENDENT REVIEW REPORT TO MICRO FOCUS INTERNATIONAL PLC

Conclusion

We have been engaged by the company to review the condensed set of financial statements in the interim financial report for the six and 12 months ended 30 April 2018, which comprises consolidated statement of comprehensive income, consolidated statement of financial position, consolidated statement of changes in equity, consolidated statement of cash flow and the related explanatory notes.

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the interim financial report for the six and 12 months ended 30 April 2018 is not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting and the Disclosure Guidance and Transparency Rules (“the DTR”) of the UK’s Financial Conduct Authority (“the UK FCA”).

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. We read the other information contained in the interim financial report and consider whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Directors’ responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim financial report in accordance with the DTR of the UK FCA.

As disclosed in note 2, the annual financial statements of the group are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and in conformity with International Financial Reporting Standards as adopted by the European Union (“EU”) (collectively “IFRS”). The directors are responsible for preparing the condensed set of financial statements included in the interim financial report in accordance with IAS 34.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the interim financial report based on our review.

The purpose of our review work and to whom we owe our responsibilities

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the DTR of the UK FCA. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Tudor Aw
for and on behalf of KPMG LLP
Chartered Accountants
15 Canada Square, London, E14 5GL
10 July 2018

1 NTD: The Company must promptly file current reports on Form 6-K furnishing any of the following information:
●
material non-public information that was made public under English law;
●
information that was filed with and made public by on the London Stock Exchange on which the Company’s securities are listed; and
●
information that was distributed or required to be distributed to security holders.

Examples of information or events required to be filed on Form 6-K include: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the Company deems of material importance to security holders. See also “Micro Focus - Now You Are Public Memorandum” dated April 20, 2017 for more information.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 11 July 2018

Micro Focus International plc

By:	/s/ Mike Phillips
Name:	Mike Phillips
Title:	Chief Financial Officer